PROSPECTUS SUPPLEMENT NO. 2	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated April 13, 2022)	Registration No. 333-261034

190,726,638 Shares of Class A Common Stock Issuable Upon the Exchange of Paired Interests

32,500,000 Shares of Class A Common Stock issued in the PIPE Financing

5,184,300 Shares of Class A Common Stock Issued in Respect of Founder Shares

3,151,890 shares of Class A Common Stock Issued Upon the Exchange of a Portion of the Private Placement Warrants

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated April 13, 2022 (as amended and supplemented from time to time, the “Prospectus”) with the information contained in the Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 28, 2022 (the “Definitive Proxy Statement”). Accordingly, we have attached the Definitive Proxy Statement to this prospectus supplement.

The Prospectus relates to the issuance by us, and the resale by the Selling Securityholders (as defined in “Selling Securityholders” below), of up to 190,726,638 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), issuable upon the exchange of an equal number of Paired Interests (the “Legacy Opco Shares”). The prospectus also relates to the resale by the Selling Securityholders of (i) 32,500,000 shares of Class A Common Stock (the “PIPE Shares”) issued in the PIPE Financing; (ii) 5,184,300 shares of Class A Common Stock issued to VPC Impact Acquisition Holdings Sponsor, LLC (the “Sponsor”) and certain of its affiliates that relate to securities acquired by them prior to the IPO (the “Founder Shares”); and (iii) 3,151,890 shares of Class A Common Stock issued to the Sponsor upon the exercise of a portion of the Private Placement Warrants (the “Private Warrant Shares”). Unless otherwise defined, capitalized terms have the meanings ascribed to them in the section entitled “About this Prospectus”.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A Common Stock is listed on The New York Stock Exchange (“NYSE”) under the symbol “BKKT” and our warrants to purchase Class A Common Stock (the “Warrants”) are listed on NYSE under the symbol “BKKT WS.” On April 27, 2022, the last quoted sale price for our Class A Common Stock as reported on NYSE was $4.12 per share and the last quoted sale price for our Warrants as reported on NYSE was $1.48 per warrant.

We are an “emerging growth company,” as defined under the federal securities laws, and have elected to comply with certain reduced public company reporting requirements for the Prospectus and for future filings.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” of the Prospectus.

You should rely only on the information contained in the Prospectus or any prospectus supplement or amendment hereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 28, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE

SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant  ☒

Filed by a party other than the Registrant  ☐

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to §240.14a-12

BAKKT HOLDINGS, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

☐	Fee paid previously with preliminary materials.

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11.

Notice of 2021 Annual Meeting of Stockholders & Proxy Statement

Dear Stockholders,

2021 was a critical year in growing the future of Bakkt. On behalf of our Board of Directors, and the entire team at Bakkt, we are proud of the work done to set up our company for long-term success. The team’s hard work in building new capabilities, signing and activating new partners, and completing our public listing in October – which provided us with almost $450 million in capital – sets us up for exciting opportunities in the near and medium-term. We are looking forward to delivering value for you, our stockholders, as we go on this journey together.

We are proud of the platform that Bakkt has created and excited to see the team build from a position of strength. Our institutional-grade capabilities, digital asset-native architecture, ability to scale and strong controls and compliance framework are some of our core differentiators. The team’s continued focus on our core pillars – crypto services, crypto rewards, paying with digital assets and powering loyalty programs – will be the drivers of our future growth. Bakkt’s leadership team continues to engage with the investing community on our vision and growth plans for the company, holding more than 150 meetings with stockholders and prospective holders in 2021. We look forward to continuing this engagement in 2022.

In our first months as a public company, we have strengthened our corporate governance practices with an emphasis on building effective oversight over Bakkt’s business and growth strategies. Our Board of Directors comes together from a unique set of backgrounds and experiences, reflecting both our commitment to diversity and an acknowledgement of the diversity of our business and capabilities.

Thank you for your investment in Bakkt. As an investor since the beginning in 2018, I take enormous pride in all that Bakkt has built over the last four years. I am looking forward to the next chapter of our growth trajectory.

Sincerely,

Sean Collins,

Chair of the Board of Directors

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Notice of 2021 Annual Meeting of Stockholders & Proxy Statement

Dear Stockholders,

In my first year as Chief Executive Officer, I am so proud of our team’s work to lay the foundation for our company’s vison – connecting the digital economy. Throughout the year, we built new capabilities, signed new partners and brought in new team members, and we expect our public listing will drive our investment in growing the business to create long-term shareholder value. I am pleased to have you all as part of the next phase of Bakkt’s growth.

We believe our opportunity is large – connecting the digital economy across crypto, loyalty and payments. Our partner-led growth strategy will enable us to bring valuable experiences to consumers of our partner brands and appeal to new customer demographics with unique offerings powered by Bakkt.

Our platform continues to be at the core of everything we do. We have received positive feedback from new and existing partners about our platform approach and our flexibility in creating solutions that meet their customer needs. The core elements of our platform are differentiated – whether they be a full spectrum loyalty redemption offering for retailers and financial institutions, a secure custody enabling cryptocurrency buy/sell capabilities, or a payment with and into various digital assets. We will continue to invest in our products and capabilities to support existing and new partnerships across industries. Our scalable platform approach will enable us to expand at a rapid pace, building upon the momentum put forth in 2021. We believe there is significant opportunity on the horizon for Bakkt in 2022 and beyond.

We are pleased to invite you to attend the annual meeting of stockholders of Bakkt Holdings, Inc. The attached formal meeting notice and proxy statement contain details of the business to be conducted at the annual meeting.

Your vote is important. Whether or not you attend the annual meeting, it is important that your shares be represented and voted. Therefore, we urge you to vote and submit your proxy promptly via the Internet, telephone or mail.

On behalf of our Board of Directors, we would like to express our appreciation for your continued support of and interest in Bakkt.

Sincerely,

Gavin Michael

Chief Executive Officer, President and Director

-iv-

Notice of 2021 Annual Meeting of Stockholders

Time and Date	10:00 a.m., Eastern Time, on Tuesday, June 14, 2022.

Place	The Whitley Atlanta Buckhead, 3434 Peachtree Rd NE, Atlanta, GA 30326

Items of Business

•   To elect Michelle J. Goldberg, Gavin Michael and Jill Simeone as Class I directors to hold office until our 2025 annual meeting of stockholders and until their respective successors are elected and qualified.

•   To ratify the appointment of Ernst & Young LLP (“EY”) as our independent registered public accounting firm for our fiscal year ending December 31, 2022.

•   To transact other business that may properly come before the annual meeting or any adjournments or postponements thereof.

Record Date	April 21, 2022 Only stockholders of record as of April 21, 2022 are entitled to notice of and to vote at the annual meeting.

Availability of Proxy Materials

The Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy statement, notice of annual meeting, form of proxy and our annual report, is first being sent or given on or about April 28, 2022 to all stockholders entitled to vote at the annual meeting.

The proxy materials and our annual report can be accessed as of April 28, 2022 by visiting www.astproxyportal.com/ast/26751.

Voting	Your vote is important. Whether or not you plan to attend the annual meeting, we urge you to submit your proxy or voting instructions via the Internet, telephone or mail as soon as possible.

By order of the Board of Directors,

Marc D’Annunzio

General Counsel and Corporate Secretary

Bakkt Holdings, Inc.

10000 Avalon Boulevard, Suite 1000

Alpharetta, Georgia 30009

April 28, 2022

-v-

-vi-

This proxy statement includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our platform’s capabilities, our commitments and our strategies. These statements involve risks and uncertainties. Actual results could differ materially from any future results expressed or implied by the forward-looking statements for a variety of reasons, including due to the risks and uncertainties that are discussed in our most recently filed Annual Report on Form 10-K. Other than as required by law, we assume no obligation to update any forward-looking statements or information, which speak as of their respective dates.

-vii-

Proxy Statement Summary

This proxy summary includes the governance, financial and compensation information described in more detail elsewhere in this proxy statement. This summary does not contain all the information that you should consider, and stockholders should read the entire proxy statement before voting.

About Bakkt

Bakkt’s vision is to connect the digital economy. Our platform, which operates at the intersection of cryptoassets (“crypto”), loyalty and rewards, and payments, is uniquely positioned to enable consumers, brands, and financial institutions to better manage, transact with and monetize those assets in new ways.

We believe we are well positioned to provide innovative, multi-faceted product solutions and grow with the evolving digital assets market. Our institutional grade technology platform is at the center of everything we do. It is secure and regulated, born out of our heritage with our former parent company, Intercontinental Exchange, Inc. (“ICE”) (NYSE: ICE). Through these elements, we provide, or are working to provide, products and services in four key areas:

•

Enabling Crypto Services. Our platform provides consumers, businesses and institutions easy access to crypto buy and sell capabilities. We enable businesses – particularly those not native to the crypto space, such as platform partners, financial institutions and wallet providers – to provide their customers with the ability to transact in crypto directly in their trusted environments. Our platform provides secure, regulated and institutional-grade infrastructure in a simple, intuitive digital experience.

•

Fueling Crypto Rewards. We are in the process of enabling merchants of all sizes to offer loyalty and rewards to their customers in the form of crypto – either by earning crypto rewards, or by redeeming existing reward currencies, such as points or miles, into crypto. We believe this capability will enhance merchants’ existing loyalty programs and enable merchants to attract younger, affluent, digital-native audiences and to increase loyalty with existing customers by offering the potential to increase the long-term value of their rewards.

•

Paying with Digital Assets. We enable consumers to make everyday purchases using their existing rewards points or new assets like crypto. Our solution enables assets to be easily converted at checkout, making merchant integrations simple, fast, and flexible and facilitating settlement in fiat currency. Our payment capabilities also extend to enable companies to disburse payments in crypto (for instance, to gig economy or marketplace participants such as freelancers, content providers, and delivery workers).

•

Powering Loyalty. We offer a full spectrum of content that retailers and financial institutions can make available to their customers when redeeming loyalty currencies, driving consumer loyalty and engagement. Our redemption solutions span a variety of rewards categories including merchandise (such as Apple products and services), gift cards, digital experiences and charitable giving. Our travel solution offers a retail e-commerce booking platform with a powerful search capability, as well as live-agent booking and servicing. Our platform provides a unified shopping experience that is configurable for companies and their programs. Capabilities include a mobile-first user experience, a multi-tier construct to accommodate loyalty tiers, comprehensive fraud protection capabilities and a split-tender payments platform to accept both points and credit cards as a form of payment. We recognize that businesses want to offer consumers choice, innovation and a frictionless experience, and our platform was constructed with this in mind.

We have thoughtfully built a unique and powerful platform, melding together institutional-grade loyalty services to complement our institutional grade crypto capabilities. Our platform capabilities include end-to-end services for our partners, which includes easily digestible technology services, 24/7 customer support and marketing playbooks. The power of these activities on our platform drives our vision – connecting the digital economy – for Bakkt and our partners.

Who We Serve

Our customers include consumers, businesses and institutions.

We enable consumers to access and use the digital assets they have earned or accumulated over time, and to acquire new types of digital assets, such as crypto. Our scalable platform creates new opportunities to access crypto, merchant offers, loyalty points and gift card discounts, thereby increasing consumer spending power and powering the digital economy. We are also building out the functionality to offer consumers the ability to earn crypto rewards or redeem rewards for crypto with our platform - unlocking the potential to achieve more value from their rewards and permitting rewards to work harder for customers.

Our business customers include merchants, retailers, and financial institutions. Our crypto-related capabilities facilitate new asset acquisition and reward opportunities for their customers. Our loyalty-related capabilities deepen their relationships with their customers by increasing redemption opportunities as their customers take advantage of these opportunities, it reduces merchants’, retailers’ and financial institutions’ financial liabilities related to unused rewards, and makes their programs more current by adding crypto capabilities.

We also enable institutional trading customers to trade crypto using our bitcoin futures contracts that are traded and cleared on ICE, and to store bitcoin and ether securely in our custody warehouse. Our platform uniquely leverages the technology and infrastructure products of ICE, providing greater regulatory clarity, better price discovery, and more effective risk management for financial institutions.

Our Go-to-Market Strategy

We go to market using a partner-led, or “B2B2C” (business-to-business-to-consumer) strategy. This means that we expect to gain consumer end-users of our platform through relationships with third parties, including, but not limited to, financial institutions, business and brands, platform and technology providers, and gig economy or marketplace companies. We believe that this strategy will enable us to add transacting accounts and volume more quickly and more efficiently than a direct-to-consumer model, especially as a relatively young company operating in a space like crypto that may be novel to some users.

As part of this approach, we have developed our platform to be flexible and scalable to accommodate how different partners may want to implement our offerings. Depending on each partner’s specific needs and objectives, that partner can choose to add one, some or all of our capabilities, and can also choose the manner in which those capabilities are enabled. Partners can choose to fully or partially embed our capabilities within their digital environment, or they can leverage our capabilities in a “ready-to-go” storefront. For partners desiring a ready-made experience, our capabilities around digital asset purchase, sales, redemption and payment come together in a seamless experience in our consumer app, which enables users to see and transact with their digital assets in one place.

Our growth will come from adding customers and increasing transaction activity. Over time, we will continue to invest in our business to provide best-in-class products and services.

Our Mission

Our goal is to engage all consumers in the growing digital economy. By enabling our core services through our partners – including crypto buy and sell, crypto rewards, payment alternatives and loyalty redemption – we are making it easier for consumers to manage, spend and transact with their various digital assets. We seek to help consumers realize value across digital ecosystems – particularly value that they may not have known they had. We seek to do this within the brand experiences that consumers know and trust today – meeting consumers where they are and empowering them to find new ways to value and money.

2021 Business Highlights

2021 was a transformative year in building for Bakkt’s future growth. We focused on building the foundation for the company in advance of our public listing – signing and activating partners and building our team and our capabilities.

Our Bakkt platform is multi-faceted and robust. In 2021, we saw:

•	1.4 billion points linked on our platform through the consumer app

•	More than 88 billion points redeemed across our platform

•	In the fourth quarter, 82% quarterly growth in crypto trades and 250% quarterly increase in person-to-person sending of crypto

•	Our employee base grew to almost 600, up more than 130% year over year – our team is helping to drive so much of this momentum.

These metrics show the depth and breadth of our platform today. Bakkt is growing and scaling further from a position of strength, leveraging our existing partnerships with well-recognized and influential brands.

People & Culture

Our people are essential in propelling our success. At Bakkt, we strive to challenge the status quo with new ideas, have open and honest communication and take ownership and accountability for delivering valuable results. Our future growth depends on our ability to operate with integrity, respect and reliability. Our team has deep knowledge across the digital asset landscape, with a focus on growth and innovation.

We are committed to diversity throughout our company. We embrace and encourage our employees’ differences, valuing a diverse, inclusive and safe workplace. We aim to promote diversity and inclusion through employee engagement events, internal and external speaker sessions and teaching seminars on relevant and important topics. Our teammates come from a wide variety of backgrounds to work toward a common vision for the company. We bring our teammates together in bi-weekly all hands calls and transparently share steps taken towards our company goals.

2021 was an important year in building the culture of our company. As the company continued to scale, we worked across our leadership team, our board of directors (our “Board”) and with external organizational and compensation consultants to refine our organizational approach. Towards the end of the year, we rolled out to all teammates an updated leveling and compensation approach, harmonizing our organization and providing clarity around talent and compensation processes. We created transparency for teammates into the expectations of levels and roles at the company, as well as company-wide targets for annual bonus and annual equity grants, for eligible positions.

We continue to support our teammates through these difficult times. Bakkt teammates worked largely in remote work environments throughout 2021. Recognizing the continued challenges of this environment, we continued to seek feedback from our teams through employee surveys and implemented new incentives such as “recharge” days off and shorter “Summer Fridays”. We also instituted a referral bonus program for eligible teammates to help attract top talent to our organization.

At Bakkt, we strive to offer competitive benefits, including, but not limited to:

•	Competitive medical, vision and dental programs, including additional employee benefits such as mental health and fitness resources;

•	Employer matching for 401(k) plans of up to 6% of an employee’s salary;

•	A gender-blind parental leave policy that is available to all employees;

•	Up to three floating holidays, in addition to set standard holidays, for use at employee discretion to celebrate moments most important to them.

Our commitment to our teammates is reflected in our ability to attract and retain high-caliber talent, continuously innovate, and provide exceptional service and solutions to our partners and customers. We believe building a positive culture is an ongoing process, and our continued work will strengthen our company and enable our business success.

Leadership & Corporate Governance

Executive Team

We believe that our leadership team has the skills and qualifications needed to drive the future growth of Bakkt. We are proud of the diversity of gender, ethnicity and thought of our leadership team.

Our executive officers are:

•	Gavin Michael, Chief Executive Officer and President, leading Bakkt and our growth trajectory

•	Andrew LaBenne, Chief Financial Officer, leading our finance and risk organizations

•	Marc D’Annunzio, General Counsel and Corporate Secretary, leading our legal and compliance teams

Additional members of our leadership team include:

•	Nicolas Cabrera, Chief Product Officer leading our Payments team

•	Mark Elliot, Chief Marketing Officer

•	Nancy Gordon, Chief Product Officer leading our Loyalty & Rewards team

•	Alex Jacobs, Chief of Staff

•	Kim Jimenez, Chief Human Resources Officer

•	Josh Klenert, Chief Design Officer

•	Dan O’Prey, Chief Product Officer leading our Digital Assets team

•	Michael Lewis, Chief Engineering & Operations Officer

•	Sheela Zemlin, Chief Revenue Officer

Director Nominees and Continuing Directors

Sean Collins	David Clifton	Kristyn A. Cook	De’Ana Dow

Michelle J. Goldberg	Richard Lumb	Andrew A. Main	Gavin Michael

	Jill Simeone	Gordon Watson

The below provides summary information about each director nominee and continuing director. Please see pages 24 to 41 for more information.

Name	Age	Independent	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Director Nominees
Gavin Michael	57	No	—	—	—
Michelle J. Goldberg	52	Yes	Member	—	Chair
Jill Simeone	55	Yes	—	—	—

Continuing Directors
David Clifton	44	No	—	—	—
Sean Collins	42	Yes	Member	Chair	Member
Kristyn Cook	46	Yes	—	—	Member
De’Ana Dow	66	Yes	—	—	—
Richard Lumb	60	Yes	Chair	—	—
Andrew Main	57	Yes	—	Member	—
Gordon Watson	43	No	—	—	—

Director Dashboard

In addition to gender diversity as outlined above, a number of Bakkt’s directors have self-identified with other dimensions of diversity. These include:

•	Two directors have self-identified as two or more races or ethnicities;

•	One director has self-identified as African-American or Black; and

•	Two directors have self-identifed as having citizenship outside the United States.

Corporate Governance Strengths

As a newly public company, we are particularly focused on building effective corporate governance practices that work alongside our business model to promote the interests of our stockholders. Throughout 2021, we put in place a number of practices to manage and oversee our business, including:

•	An independent Board chair;

•	A majority independent Board;

•	100% independent committee members;

•	An engaged Board bringing a diversity of thought and experience to engaged discussions;

•	We are not a “controlled company” because of our Voting Agreement with ICE; and

•	Active roles by our Board in strategic planning, risk management and oversight.

Management is grateful for the contributions of our Board in 2021 and is looking forward to continued active dialogue as all involved work to build for future growth.

Stockholder Engagement

Throughout 2021, Bakkt management maintained active dialogue with the investing community. We held over 150 meetings with current and potential stockholders, particularly leading up to finalizing the business combination. These discussions laid the groundwork for ongoing engagement with the investing community as we head into 2022, including leveraging a technology platform, Say Technologies, to engage with Bakkt’s retail investor base.

Voting and Meeting Information

Bakkt Holdings, Inc. Proxy Statement

For 2022 Annual Meeting of Stockholders

To be held at 10:00 a.m., Eastern Time, on Tuesday, June 14, 2022.

The information provided in the “question and answer” format below is for your convenience only and is merely a summary of the information contained in this proxy statement. You should read this entire proxy statement carefully.

Questions and Answers About the Proxy Materials and Our Annual Meeting

Why am I receiving these materials?

This proxy statement and the form of proxy are furnished in connection with the solicitation of proxies by our Board for use at the 2022 annual meeting of stockholders of Bakkt Holdings, Inc., a Delaware corporation (“Bakkt” or the “company”), and any postponements, adjournments or continuations thereof. The annual meeting will be held on Tuesday, June 14, 2022 at 10:00 a.m., Eastern Time at The Whitley Atlanta Buckhead, 3434 Peachtree Rd NE, Atlanta, GA 30326.

The Notice of Internet Availability of Proxy Materials, or Notice of Internet Availability, containing instructions on how to access this proxy statement, the accompanying notice of annual meeting and form of proxy, and our annual report, is first being sent or given on or about April 28, 2022 to all stockholders of record as of April 21, 2022. The proxy materials and our annual report can be accessed as of April 28, 2022 by visiting www.astproxyportal.com/ast/26751. If you receive a Notice of Internet Availability, then you will not receive a printed copy of the proxy materials or our annual report in the mail unless you specifically request these materials. Instructions for requesting a printed copy of the proxy materials and our annual report are set forth in the Notice of Internet Availability.

What proposals will be voted on at the annual meeting?

The following proposals will be voted on at the annual meeting:

•

the election of Michelle J. Goldberg, Gavin Michael and Jill Simeone as Class I directors to hold office until our 2025 annual meeting of stockholders and until their respective successors are elected and qualified; and

•	the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2022.

As of the date of this proxy statement, our management and board of directors were not aware of any other matters to be presented at the annual meeting.

How does the Board recommend that I vote on these proposals?

Our Board recommends that you vote your shares:

•	“FOR” the election of Michelle J. Goldberg, Gavin Michael and Jill Simeone as Class I directors; and

•	“FOR” the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2022.

Who is entitled to vote at the annual meeting?

Holders of our common stock as of the close of business on April 21, 2022, the record date for the annual meeting, may vote at the annual meeting. As of the record date, there were 70,439,996 shares of Class A common stock and 193,292,359 shares of Class V common stock outstanding. Each share of common stock is entitled to one vote on each matter properly brought before the annual meeting. Stockholders are not permitted to cumulate votes with respect to the election of directors.

Stockholders of Record. If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, then you are considered the stockholder of record with respect to those shares, and the Notice of Internet Availability was sent directly to you by us. As a stockholder of record, you have the right to grant your voting proxy directly to the individuals listed on the proxy card or to vote on your own behalf at the annual meeting. Throughout this proxy statement, we refer to these holders as “stockholders of record.”

Street Name Stockholders. If your shares are held in a brokerage account or by a broker, bank or other nominee, then you are considered the beneficial owner of shares held in street name, and the Notice of Internet Availability was forwarded to you by your broker, bank or other nominee, which is considered the stockholder of record with respect to those shares. As a beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote the shares held in your account by following the instructions that your broker, bank or other nominee sent to you. Throughout this proxy statement, we refer to these holders as “street name stockholders.”

Is there a list of registered stockholders entitled to vote at the annual meeting?

A list of registered stockholders entitled to vote at the annual meeting will be made available for examination by any stockholder for any purpose germane to the meeting for a period of at least ten days prior to the meeting, at Wilson Sonsini Goodrich & Rosati, our outside counsel’s office, located at 900 S Capital of Texas Hwy., Austin, Texas 78746, between the hours of 9:00 a.m. and 5:00 p.m., local time.

Which proposals are considered “routine” or “non-routine”?

Proposal 1, the election of Michelle J. Goldberg, Gavin Michael and Jill Simeone as Class I directors, is considered “non-routine,” and if you do not provide voting instructions, your shares will be treated as broker non-votes and, therefore, will have no effect on such proposals, other than having the practical effect of reducing the number of affirmative votes required to achieve a majority for each of such proposals by reducing the total number of shares from which the majority is calculated.

Proposal 2, the ratification of the appointment of Ernst & Young as our independent registered public accounting firm for our fiscal year ending December 31, 2022, is considered a “routine” proposal. As such, if you are a street name stockholder and you do not provide voting instructions, your broker, bank or other nominee may vote for this proposal in its discretion on your behalf.

How many votes are needed for approval of each proposal?

•

Proposal No. 1: Each director is elected by a plurality of the voting power of the shares present in person or represented by proxy at the annual meeting and entitled to vote on the election of directors. A plurality means that the nominees with the largest number of FOR votes are elected as directors. You may (1) vote FOR the election of all of the director nominees named herein,

(2) WITHHOLD authority to vote for all such director nominees, or (3) vote FOR the election of all such director nominees other than any nominees with respect to whom the vote is specifically WITHHELD by indicating in the space provided on the proxy. Because the outcome of this proposal will be determined by a plurality vote, any shares not voted FOR a particular nominee, whether as a result of choosing to WITHHOLD authority to vote or a broker non-vote, will have no effect on the outcome of the election.

•

Proposal No. 2: The ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2022 requires the affirmative vote of a majority of the voting power of the shares cast. You may vote FOR or AGAINST this proposal, or you may indicate that you wish to ABSTAIN from voting on this proposal. Abstentions will be counted for purposes of determining the presence or absence of a quorum. However, abstentions are not considered votes cast for or against a proposal, and thus will have no effect on the outcome of the vote on this proposal. Because this is a routine proposal, we do not expect any broker non-votes on this proposal.

Do the Company’s directors and officers have an interest in any of the matters to be acted upon at the annual meeting?

Members of our Board have an interest in Proposal 1, the election of the three director nominees to the Board as set forth herein, as each of the nominees is currently a member of our Board. Members of our Board and our executive officers do not have any interest in Proposal 2, the ratification of the appointment of our independent registered public accounting firm.

What is the quorum requirement for the annual meeting?

A quorum is the minimum number of shares required to be present or represented at the annual meeting for the meeting to be properly held under our bylaws and Delaware law. The presence, in person or by proxy, of a majority of the voting power of our capital stock issued and outstanding and entitled to vote will constitute a quorum to transact business at the annual meeting. Abstentions, choosing to withhold authority to vote and broker non-votes are counted as present and entitled to vote for purposes of determining a quorum. If there is no quorum, either the chairperson of the meeting or the stockholders entitled to vote at the meeting, present in person or represented by proxy, may adjourn the meeting to another time or place.

What is the difference between holding shares as a record holder and as a beneficial owner (i.e., holding shares in street name)?

If your shares are registered in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, you are the “record holder” of those shares. If you are a record holder, the Notice of Internet Availability has been provided directly to you by the company.

If your shares are held in a stock brokerage account, a bank or other holder of record, you are considered the “beneficial owner” of those shares held in “street name.” If your shares are held in street name, the Notice of Internet Availability was forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the annual meeting. As the beneficial owner, you have the right to instruct this organization on how to vote your shares. Because you are not the stockholder of record, you may not vote your shares electronically during the annual meeting unless you request and obtain a valid proxy issued in your name from the broker, bank or other nominee considered the stockholder of record of the shares.

How do I vote and what are the voting deadlines?

Stockholder of Record. If you are a stockholder of record, you may vote in one of the following ways:

•

by Internet at www.voteproxy.com, 24 hours a day, 7 days a week, until 11:59pm, Eastern Time, on June 13, 2022 (have your Notice of Internet Availability or proxy card in hand when you visit the website);

•

by toll-free telephone at 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from foreign countries, 24 hours a day, 7 days a week, until 11:59pm, Eastern Time, on June 13, 2022 (have your Notice of Internet Availability or proxy card in hand when you call);

•	by completing, signing and mailing your proxy card (if you received printed proxy materials), which must be received prior to the annual meeting; or

•	by attending the annual meeting and voting your shares in person.

Street Name Stockholders. If you are a street name stockholder, then you will receive voting instructions from your broker, bank or other nominee. The availability of Internet and telephone voting options will depend on the voting process of your broker, bank or other nominee. We therefore recommend that you follow the voting instructions in the materials you receive. If your voting instruction form or Notice of Internet Availability indicates that you may vote your shares through the proxyvote.com website, then you may vote those shares at the annual meeting with the control number indicated on that voting instruction form or Notice of Internet Availability. Otherwise, you may not vote your shares at the annual meeting unless you obtain a legal proxy from your broker, bank or other nominee.

What if I do not specify how my shares are to be voted or fail to provide timely directions to my broker, bank or other nominee?

Stockholder of Record. If you are a stockholder of record and you submit a proxy, but you do not provide voting instructions, your shares will be voted:

•	“FOR” the election of Michelle J. Goldberg, Gavin Michael and Jill Simeone as Class I directors; and

•	“FOR” the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2022.

In addition, if any other matters are properly brought before the annual meeting, the persons named as proxies will be authorized to vote or otherwise act on those matters in accordance with their judgment.

Street Name Stockholders. Brokers, banks and other nominees holding shares of common stock in street name for customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, your broker, bank or other nominee will have discretion to vote your shares on our sole routine matter: the proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2022. Your broker, bank or other nominee will not have discretion to vote on any other proposals, which are considered non-routine matters, absent direction from you. In the event that your broker, bank or other nominee votes your shares on our sole routine matter, but is not able to vote your shares on the non-routine matters, then those shares will be treated as broker non-votes with respect to the non-routine proposals. Accordingly, if you own shares through a nominee, such as a broker or bank, please be sure to instruct your nominee how to vote to ensure that your shares are counted on each of the proposals.

Can I change my vote or revoke my proxy?

Stockholder of Record. If you are a stockholder of record, you can change your vote or revoke your proxy before the annual meeting by:

•	entering a new vote by Internet or telephone (subject to the applicable deadlines for each method as set forth above);

•	completing and returning a later-dated proxy card, which must be received prior to the annual meeting;

•

delivering a written notice of revocation to our corporate secretary at Bakkt Holdings, Inc., 10000 Avalon Boulevard, Suite 1000, Alpharetta, Georgia 30009, Attention: Corporate Secretary, which must be received prior to the annual meeting; or

•	attending and voting at the annual meeting (although attendance at the annual meeting will not, by itself, revoke a proxy).

Street Name Stockholders. If you are a street name stockholder, then your broker, bank or other nominee can provide you with instructions on how to change or revoke your proxy.

How can I get help voting my shares?

If you need assistance or have questions about how to vote your shares, please contact American Stock Transfer & Trust Company, LLC, toll-free at 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from foreign countries.

What is the effect of giving a proxy?

Proxies are solicited by and on behalf of our Board. Gavin Michael, our Chief Executive Officer and President, Andrew LaBenne, our Chief Financial Officer, and Marc D’Annunzio, our General Counsel and Secretary, and each of them, with full power of substitution and re-substitution, have been designated as proxy holders for the annual meeting by our Board. When proxies are properly dated, executed and returned, the shares represented by such proxies will be voted at the annual meeting in accordance with the instructions of the stockholder. If the proxy is dated and signed, but no specific instructions are given, however, the shares will be voted in accordance with the recommendations of our Board on the proposals as described above. If any other matters are properly brought before the annual meeting, then the proxy holders will use their own judgment to determine how to vote your shares. If the annual meeting is postponed or adjourned, then the proxy holders can vote your shares on the new meeting date, unless you have properly revoked your proxy, as described above.

Who will count the votes?

A representative of American Stock Transfer & Trust Company, LLC, our transfer agent, will tabulate the votes and act as inspector of election.

How can I contact Bakkt’s transfer agent?

You may contact our transfer agent, American Stock Transfer & Trust Company, LLC, by telephone at 1-800-937-5449 or 718-921-8124, by email at help@astfinancial.com or by writing American Stock Transfer & Trust Company, LLC, at 6201 15th Avenue, Brooklyn, NY 11219. You may also access instructions with respect to certain stockholder matters (e.g., change of address) via the Internet at https://www.astfinancial.com/.

How are proxies solicited for the annual meeting and who is paying for such solicitation?

Our Board is soliciting proxies for use at the annual meeting by means of the proxy materials. We will bear the entire cost of proxy solicitation, including the preparation, assembly, printing, mailing and distribution of the proxy materials. Copies of solicitation materials will also be made available upon request to brokers, banks and other nominees to forward to the beneficial owners of the shares held of record by such brokers, banks or other nominees. The original solicitation of proxies may be supplemented by solicitation by telephone, electronic communications or other means by our directors, officers or employees. No additional compensation will be paid to these individuals for any such services, although we may reimburse such individuals for their reasonable out-of-pocket expenses in connection with such solicitation.

Where can I find the voting results of the annual meeting?

We will disclose voting results on a Current Report on Form 8-K that we will file with the U.S. Securities and Exchange Commission (the “SEC”), within four business days after the meeting. If final voting results are not available to us in time to file a Form 8-K, we will file a Form 8-K to publish preliminary results and will provide the final results in an amendment to the Form 8-K as soon as they become available.

Why did I receive a Notice of Internet Availability instead of a full set of proxy materials?

In accordance with the rules of the SEC, we have elected to furnish our proxy materials, including this proxy statement and our annual report, primarily via the Internet. As a result, we are mailing to our stockholders a Notice of Internet Availability instead of a paper copy of the proxy materials. The Notice of Internet Availability contains instructions on how to access our proxy materials on the Internet, how to vote on the proposals, how to request printed copies of the proxy materials and our annual report, and how to request to receive all future proxy materials in printed form by mail or electronically by e-mail. We encourage stockholders to take advantage of the availability of the proxy materials on the Internet to help reduce our costs and the environmental impact of our annual meetings.

What does it mean if I receive more than one Notice of Internet Availability or more than one set of printed proxy materials?

If you receive more than one Notice of Internet Availability or more than one set of printed proxy materials, then your shares may be registered in more than one name and/or are registered in different accounts. Please follow the voting instructions on each Notice of Internet Availability or each set of printed proxy materials, as applicable, to ensure that all of your shares are voted.

Information on Board of Directors and Corporate Governance

Composition of the Board

Bakkt’s business and affairs are managed under the direction of our Board. Our Board currently consists of ten directors, seven of whom are independent under the listing standards of the New York Stock Exchange, or NYSE. The number of directors is fixed by the Board, subject to the terms of our certificate of incorporation and bylaws. Each of our directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.

Our Board is divided into three classes with staggered three-year terms. Only one class of directors is elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Thus, at each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the class whose term is then expiring.

The following table sets forth the names, ages as of April 21, 2022, and certain other information for each of our directors and director nominees:

Name	Class	Age	Position(s)	Director Since	Current Term Expire	Expiration of Term for Which Nominated
Nominees for Director
Gavin Michael	I	57	Chief Executive Officer, President, Director	2021	2022	2025
Michelle J. Goldberg(1)(3)	I	52	Director	2021	2022	2025
Jill Simeone	I	55	Director	2022	2022	2025
Continuing Directors
David Clifton	II	44	Director	2021	2023	—
Sean Collins(1)(2)(3)	III	42	Director	2021	2024	—
Kristyn Cook(3)	II	46	Director	2021	2023	—
De’Ana Dow	III	66	Director	2022	2024	—
Richard Lumb(1)	III	60	Director	2021	2024	—
Andrew Main(2)	III	57	Director	2021	2024	—
Gordon Watson	II	43	Director	2021	2023	—

(1)	Member of audit committee
(2)	Member of compensation committee
(3)	Member of nominating and corporate governance committee

Nominees for Director

Michelle J. Goldberg has been a member of our Board since the closing of our business combination with VPC Impact Acquisition Holdings (the “Closing”) and has significant technology, investment, retail disruption, finance and digital media expertise. Ms. Goldberg was a partner at Ignition, an early stage enterprise software venture capital firm, from 2000 to 2020 and is now an advisor and limited partner to SoGal Ventures. Ms. Goldberg is a seasoned technology investor with strategic, financial and governance experience and a focus on consumer-facing, digital media and retail opportunities leveraging data analytics and investing in emerging consumer technologies, including Web 3.0. Ms. Goldberg has served as a member of the board of directors for Taubman Centers, Inc., Legg Mason and Plum Creek. Ms. Goldberg has M.A. from Harvard University and a B.A. from Columbia University.

We believe that Ms. Goldberg’s previous public board experience, including her focus on technology and environmental, social and governance (ESG) issues, provide her with the leadership experience and background to serve on our board.

Gavin Michael has served as our Chief Executive Officer and a director since the Closing. Dr. Michael has served as our President since December 2021. Dr. Michael served in the same role at Bakkt Opco Holdings, LLC (f/k/a/ Bakkt Holdings, LLC (“Opco”)) from January 2021 until the Closing. Prior to joining Opco, from November 2016 until April 2021, Dr. Michael was the Head of Technology for Citi’s Global Consumer Bank, responsible for the long-term strategic direction, planning and management of Citi’s global technology organization, execution of its cloud architecture, data and service strategies, and driving digitization efforts to accelerate speed to market. Before joining Citi, from April 2013 until November 2016, Dr. Michael was Head of Digital for Consumer & Community Banking at Chase, where he was responsible for all aspects of the digital business, including the Chase Mobile App and Chase Online. Dr. Michael was also previously the Chief Technology Innovation Officer at Accenture, the IT director for Lloyds Banking Group’s retail banking business, and Head of Strategy and Architecture at National Australia Bank. He has also held senior technology roles at IBM and served as a Director of Avanade, Inc. Dr. Michael earned a Ph.D. in Computer Science from Australian National University and a bachelor’s degree from the University of Western Australia.

We believe Dr. Michael is qualified to serve on our Board because of his deep knowledge of our business and strategy, and his extensive executive leadership and operational experience.

Jill Simeone has been a member of our Board since April 21, 2022. Ms. Simeone currently serves as Etsy’s Chief Legal Officer and Corporate Secretary. Prior to becoming Etsy’s Chief Legal Officer and Corporate Secretary, Ms. Simeone served as Etsy’s General Counsel and Corporate Secretary. Ms. Simeone served as Etsy’s General Counsel from January 2017 to August 2020. From January 2016 to January 2017, Ms. Simeone was the Vice President, Senior Counsel, and Assistant Secretary at American Express Global Business Travel. From July 2013 to January 2016, Ms. Simeone was the General Counsel of KCAP Financial, Inc. an investment company. From 2001 to 2003, Ms. Simeone was General Counsel of CEMEX USA, and from 2003 to 2011, Ms. Simeone was North America General Counsel of CMEX S.A. de C.V., a Mexican multinational building materials company. Ms. Simeone received an undergraduate degree in American History and Literature from Harvard University and a Juris Doctorate from University of California, Hastings.

We believe Ms. Simeone is qualified to serve on our Board because of her over fifteen years of experience in international strategic advising, legal and compliance, and public company reporting.

Continuing Directors

David Clifton served as Interim Chief Executive Officer for Opco from April 2020 to January 2021. While serving in this role, Mr. Clifton was involved in the development of strategy and the assessment of its strategic alternatives, which resulted in our recent business combination. From February 2014 to present, Mr. Clifton also served as Vice President of M&A and Integration at ICE. In this role, Mr. Clifton oversaw the successful completion of numerous strategic transactions, including ICE’s 2013 acquisition of NYSE Euronext, along with other global strategic transactions and initiatives. Mr. Clifton joined ICE in July 2008, serving previously as ICE’s Associate General Counsel, M&A. Mr. Clifton received his Juris Doctor from Mercer University’s Walter F. George School of Law and is a graduate of Davidson College.

We believe that Mr. Clifton’s previous experience both with Opco and at ICE provide him with the strategic and management background to serve on the Board.

Sean Collins served on the board of managers of Opco since its inception in December 2018 until the Closing. Mr. Collins has over twenty years of experience investing, advising, operating and building companies focused on digital transformation. As co-founder and Managing Partner of Goldfinch Partners from December 2018 to present, he invests across industry verticals, including in enterprise software companies and fintechs. Prior to Goldfinch, Mr. Collins was the co-founder and Chief Investment Officer of Boston Consulting Group (“BCG”)Digital Ventures, the division of BCG that partners with global leaders to help build new digital business units and spin out assets into new companies. In 2017, he was elected the youngest Senior Partner in the history of BCG. Prior to BCG DV, Mr. Collins held other roles, including service as a Senior Vice President of Marketing, E-Commerce and Strategy at Sports Authority, Inc., and before that was with McKinsey & Company, where he was a member of the Marketing Practice. Mr. Collins holds a BA in Economics and Music (Classical Piano) from Whitman College.

We believe that Mr. Collins’ extensive experience across the financial services and retail industries, as well as functional depth in marketing and loyalty, provide him with the knowledge and background to serve as a director on the Board.

Kristyn A. Cook has served as the Senior Vice President of Agency and Marketing at State Farm, an insurance agency since January 2019, where she has executive responsibilities for Corporate Agency and Sales, Marketing, Customer Care, Center/Enterprise Shared Services, and Creative Services functions. Prior to becoming the Senior Vice President of Agency and Marketing, Ms. Cook was an Area Vice President for the Southeastern Market Area at State Farm from July 2015 to January 2018, and prior to that, Ms. Cook was Vice President – Agency/ Sales at State Farm from January 2013 to July 2015. Ms. Cook has a B.A. from in Policy Studies from Syracuse University and a master’s degree in Public Administration (MPA) from the Syracuse Maxwell School of Citizenship and Public Affairs.

We believe that Ms. Cook’s roles in sales, marketing and leadership provide her with the experience needed to serve on the Board.

De’Ana Dow has been a member of our Board since April 21, 2022. Ms. Dow is partner and general counsel with Capital Counsel LLC, a full-service government relations firm, where she has served since August 2012. Her primary focus has been derivatives markets with many years of senior level experience in both technical and policy areas. Prior to Ms. Dow’s position with Capitol Counsel, from July 2010 to August 2012, Ms. Dow served as the Senior Vice President of Ogilvy Government Relations, Washington, D.C., which specializes in futures and derivatives markets. Before joining Ogilvy, from August 2008 through July 2010, Ms. Dow was the Managing Director for Government Affairs at CME Group, the world’s largest derivatives exchange. In that role, Ms. Dow managed the organization’s efforts related to the Dodd Frank financial market regulatory reform bill as it progressed through the House and the Senate, as well as the regulatory actions at the CFTC, Securities and Exchange Commission, Treasury Department and the Federal Reserve. From April 2005 through August 2008,

Ms. Dow served as the Senior Vice President and Chief Legislative Counsel for the New York Mercantile Exchange (“NYMEX”), before NYMEX merged with the CME. As the head of office and regulatory counsel for NYMEX, she successfully guided the company through a complex legislative agenda aimed at eliminating critical liquidity providers from the markets, and monitored numerous CFTC regulatory filings for accuracy and sufficient analytical content. Ms. Dow received an undergraduate degree from Bowie State College and a Juris Doctorate from Georgetown University Law Center.

We believe Ms. Dow is qualified to serve on our Board given her expertise on financial markets issues before federal agencies and departments.

Richard A. Lumb has served as an Industry Partner at Motive Partners, a private equity firm specializing in enterprise financial services, software growth and buy-out investments since December 2019. Prior to joining Motive Partners, Mr. Lumb enjoyed a 35-year tenure at Accenture, from November 1984 until August 2019, where he held the position of Group Chief Executive of Financial Services from December 2010 to August 2019, serving clients in the banking, insurance and capital market sectors. During his time at Accenture, Mr. Lumb played a leading role in multiple technology company acquisitions and minority investments, including the 2011 acquisition of Duck Creek Technologies. Mr. Lumb earned a B.Sc. in Mechanical Engineering and an M.B.A. from the University of Bradford.

We believe that Mr. Lumb’s extensive experience across the financial services and technology industries provide him with the financial knowledge and background to serve on the Board.

Andrew A. Main has served as the Chief Executive Officer of Ogilvy, an advertising, marketing and public relations agency since July 2020. Prior to joining Ogilvy, Mr. Main was the Global Head of Deloitte Digital, the digital consultancy branch of Deloitte from June 2014 to July 2020 where he oversaw the acquisition of multiple creative agencies to grow the brand. Mr. Main has more than 30 years of consulting and marketing agency experience and has extensive experience working with businesses to modernize and bring new ideas to market quickly. Mr. Main earned a Master of Arts from the University of Edinburgh in Business, Marketing and Geography.We believe that Mr. Main’s experience helping brands grow and modernize and focus on digital consultancy provide him with the experience needed to serve as a director on the Board.

Gordon Watson serves as a Partner at Victory Park Capital, where he joined in 2014. Mr. Watson is a member of Victory Park’s investment committee and helps lead its

Fintech investing team. Mr. Watson is the Investment Manager for VIH Specialty Lending Investments PLC (LSE: VSL), a Victory Park-managed, U.K. publicly listed investment trust focused on opportunities in the Fintech market. Gordon is the Co-Chief Executive Officer of VPC Impact Acquisition Holdings II, a special purpose acquisition company, and VPC Impact Acquisition Holdings III, Inc., a special purpose acquisition company. Prior to the Business Combination, Mr. Watson served on our Board and as our President and Chief Operating Officer. Previously, Mr. Watson was a portfolio manager focused on distressed debt at GLG Partners, a London-based 31 billion multi-strategy hedge fund that concentrates on a diverse range of alternative investments. Mr. Watson joined GLG when it purchased Ore Hill Partners, a credit focused hedge fund where he was a partner. Mr. Watson received a B.A. in political science from Colgate University and an MBA from Columbia University.

We believe that Mr. Watson’s experience in fintech and investments provide him with the financial knowledge and background to serve as a director on the Board.

Board Leadership Structure

Our corporate governance framework provides our board with flexibility to determine the appropriate leadership structure for the company, and whether the roles of chairperson and chief executive officer should be separated or combined. In making this determination, our board considers many factors, including the needs of the business, our board’s assessment of its leadership needs from time to time and the best interests of our stockholders. Mr. Collins currently serves as the chairperson of our Board.

Our board believes that it is currently appropriate to separate the roles of chairperson and chief executive officer. Dr. Michael, our chief executive officer, is responsible for day-to-day leadership, while Mr. Collins, our chairperson, along with the rest of our independent directors, ensures that our board’s time and attention is focused on providing independent oversight of management and matters critical to our company. Our Board believes that Mr. Collins’ deep knowledge of the company and industry, as well as strong leadership and governance experience, enable Mr. Collins to lead our board effectively and independently. Accordingly, we believe that our current leadership structure is appropriate and enhances the Board’s ability to effectively carry out its roles and responsibilities on behalf of our stockholders.

Director Independence

Our Class A common stock is listed on the NYSE. As a company listed on the NYSE, we are required under NYSE listing rules to maintain a board comprised of a majority of independent directors as determined affirmatively by our board. Under NYSE listing rules, a director will only qualify as an independent director if that listed company’s board of directors affirmatively determines that the director has no material relationship with such listed company (either directly or as a partner, stockholder or officer of an organization that has a relationship with such listed company). In addition, the NYSE listing rules require that, subject to specified exceptions, each member of our audit, compensation and nominating and corporate governance committees be independent.

Audit committee members must also satisfy the additional independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and NYSE listing rules applicable to audit committee members. Compensation committee members must also satisfy the additional independence criteria set forth in Rule 10C-1 under the Exchange Act and NYSE listing rules applicable to compensation committee members.

Our Board has undertaken a review of the independence of each of our directors. Based on information provided by each director concerning his or her background, employment and affiliations, our Board has determined that Mr. Collins, Ms. Cook, Ms. Dow, Ms. Goldberg, Mr. Lumb, Mr. Main and Ms. Simeone, representing seven of our ten directors, do not have any material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us) and that each of these directors is an “independent director” as defined under the listing standards of the NYSE.

In making these determinations, our Board considered the current and prior relationships that each non-employee director has with Bakkt and all other facts and circumstances that our Board deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Related Person Transactions.”

There are no family relationships among any of our directors, director nominees or executive officers.

Role of Board in Risk Oversight Process

Risk is inherent with every business, and we face a number of risks, including strategic, financial, business and operational, legal and compliance and reputational. We have designed and implemented processes to manage risk in our operations. Management is responsible for the day-to-day management of risks the company faces, while our Board, as a whole and assisted by its committees, has responsibility for the oversight of risk management. Our board reviews strategic and operational risk in the context of discussions, question and answer sessions, and reports from the management team at each regular board meeting, receives reports on all significant committee activities at each regular board meeting, and evaluates the risks inherent in significant transactions.

The committees of the Board also assist the Board in fulfilling its oversight responsibilities in certain areas of risk. The audit committee assists in fulfilling the oversight responsibilities with respect to management of major risk exposures, including in the areas of financial reporting and internal controls, and has general oversight over cybersecurity risks. Risk assessment reports are regularly provided by management to the audit committee. The compensation committee assists in fulfilling oversight responsibilities with respect to the management of risks arising from our compensation policies and programs. The nominating and corporate governance assists in fulfilling oversight responsibilities with respect to the management of risks associated with the Board’s organization, membership and structure and corporate governance. All of the committees report back to the Board as to the committees’ activities and matters discussed and reviewed at the committees’ meetings.

Attendance at Board and Stockholder Meetings

During our fiscal year ended December 31, 2021, and after the Closing (which occurred on October 15, 2021), our Board held one meeting (including regularly scheduled and special meetings), and each director attended at least 75% of the aggregate of (1) the total number of meetings of the Board held during the period for which he or she has been a director and (2) the total number of meetings held by all committees on which he or she served during the periods that he or she served.

Although we do not have a formal policy regarding attendance by members of our Board at the annual meetings of stockholders, we strongly encourage, but do not require, directors to attend.

Board Committees

Our Board has established the following standing committees of the Board: audit committee; compensation committee; and nominating and corporate governance committee. Members will serve on these committees until their resignation or until as otherwise determined by the Board. The composition and responsibilities of each of the committees of our Board is described below.

Audit Committee

The audit committee consists of Richard Lumb, Sean Collins and Michelle J. Goldberg, with Richard Lumb serving as the chair of the committee. Each of the members of the audit committee satisfies the requirements for independence and financial literacy under the applicable rules and regulations of the SEC and rules of the NYSE. We have not made an initial determination as to whether any member qualifies as an “audit committee financial expert.” However, the members of the audit committee individually and collectively have extensive educational and business financial experience and training and, we believe, collectively hold the requisite expertise to perform the committee’s functions. The audit committee is responsible for, among other things:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helping to ensure the independence and performance of the independent registered public accounting firm;

•

discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and the independent registered public accounting firm, our interim and year-end financial statements;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing our policies on and overseeing risk assessment and risk management, including enterprise risk management;

•	reviewing related party transactions;

•	reviewing the adequacy and effectiveness of internal control policies and procedures and our disclosure controls and procedures; and

•

approving or, as required, pre-approving, all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the NYSE. A copy of the charter of our audit committee is available on our website at https://investors.bakkt.com/governance/governance-documents. During 2021, and after the Closing, our audit committee held three meetings.

Compensation Committee

The compensation committee consists of Sean Collins and Andrew Main, with Sean Collins serving as the chair of the committee. Each of the members of the compensation committee meets the requirements for independence under the applicable rules and regulations of the SEC and rules of the NYSE. The compensation committee is responsible for, among other things:

•	reviewing, approving and determining the compensation of our officers and key employees;

•	reviewing, approving and determining compensation and benefits, including equity awards, to directors for service on the Board or any committee thereof;

•	administering our equity-based compensation plans;

•	reviewing, approving and making recommendations to the Board regarding equity-based compensation plans and non-equity based incentive compensation plans; and

•	establishing and reviewing general policies relating to compensation and benefits of our employees.

Our compensation committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the NYSE. A copy of the charter of our compensation committee is available on our website at https://investors.bakkt.com/governance/governance-documents. During 2021, and after the Closing, our compensation committee held one meeting.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee consists of Michelle J. Goldberg, Sean Collins and Kristyn Cook, with Michelle J. Goldberg serving as the chair of the committee. Each of the members of the nominating and corporate governance committee meets the requirements for independence under the applicable rules and regulations of the SEC and rules of the NYSE. The nominating and corporate governance committee is responsible for, among other things:

•	identifying, evaluating and selecting, and making recommendations to the Board regarding, nominees for election to the Board and its committees;

•	evaluating the performance of the Board and of individual directors;

•	considering, and making recommendations to the Board regarding, the composition of the Board and its committees;

•	reviewing developments in corporate governance practices;

•	developing, and making recommendations to the Board regarding, corporate governance guidelines and other governance policies; and

•	evaluating the adequacy of the company’s corporate governance practices and reporting.

Our nominating and corporate governance committee operates under a written charter that satisfies the applicable listing standards of the NYSE. A copy of the charter of our nominating and corporate governance committee is available on our website at https://investors.bakkt.com/governance/governance-documents. During 2021, and after the Closing, our nominating and corporate governance committee held one meeting.

Executive Sessions of Non-Employee Directors

To encourage and enhance communication among non-employee directors, and as required under applicable NYSE rules, our corporate governance guidelines provide that the non-employee directors will meet in executive sessions without management directors or management present on a periodic basis, but no less than two times a year. In addition, if any of our non-employee directors are not independent directors, then our independent directors will also meet in executive session on a periodic basis, but no less than two times a year in executive session.

Compensation Committee Interlocks and Insider Participation

From and after the Closing through the end of 2021, the members of our compensation committee were Sean Collins and Andrew Main, and from January 1, 2021 until the Closing, the members of our compensation were Kurt Summers and Adrienne Harris. None of the members of our compensation committee is or has been an officer or employee of the company. None of our executive officers currently serves, or in the past fiscal year has served, as a member of our Board or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more executive officers serving on our Board or compensation committee.

Considerations in Evaluating Director Nominees

Our nominating and corporate governance committee uses a variety of methods for identifying and evaluating potential director nominees. In its evaluation of director candidates, including the current directors eligible for re-election, our nominating and corporate governance committee will consider the current size and composition of our Board and the needs of our Board and the respective committees of our Board and other director qualifications. While our board has not established minimum qualifications for board members, some of the factors that our nominating and corporate governance committee considers in assessing director nominee qualifications include, without limitation, issues of character, professional ethics and integrity, judgment, business experience and diversity, and with respect to diversity, such factors as race, ethnicity, gender, differences in professional background, age and geography, as well as other individual qualities and attributes that contribute to the total mix of viewpoints and experience represented on our board. Although our Board does not maintain a specific policy with respect to board diversity, our Board believes that the Board should be a diverse body, and the nominating and corporate governance committee considers a broad range of perspectives, backgrounds and experiences.

In assessing additional directors for the Board, the nominating and corporate governance committee and management have prioritized diversity of background, experience and thought. The nominating and corporate governance committee continuously reviews the current board and new potential directors from perspectives of ethnicity, gender, age and industry and skills, assessing opportunities to diversify the makeup of the Board and its committees. We aim for the Board to reflect our business commitments to diversity and inclusion. We celebrate the diversity of the people, experiences, and backgrounds that make up Bakkt, and we encourage each other to speak up and share perspectives, respectfully and thoughtfully. Our technology and platform is built to integrate into numerous different segments, businesses, institutions and brands and to be used by a wide array of people, so we strive to foster and embrace diversity throughout our business in delivering these solutions. The nominating and corporate governance committee identifies, reviews and makes recommendations of candidates to serve on our Board with this framework for our business in mind.

If our nominating and corporate governance committee determines that an additional or replacement director is required, then it may take such measures as it considers appropriate in connection with its evaluation of a director candidate, including candidate interviews, inquiry of the person or persons making the recommendation or nomination, engagement of an outside search firm to gather additional information, or reliance on the knowledge of the members of the committee, board or management. The nominating and corporate governance committee also thoroughly reviews current diversity characteristics, experience and skills of the Board, as well as the qualification of new potential director candidates, identifying opportunities to expand the collective knowledge base of the Board or diversity in race, ethnicity, gender, age and/or experience.

After completing its review and evaluation of director candidates, our nominating and corporate governance committee recommends to our full Board the director nominees for selection. Our nominating and corporate governance committee has discretion to decide which individuals to recommend for nomination as directors and our Board has the final authority in determining the selection of director candidates for nomination to our board.

Stockholder Recommendations and Nominations to our Board of Directors

Our nominating and corporate governance committee will consider recommendations and nominations for candidates to our Board from stockholders in the same manner as candidates recommended to the nominating and corporate governance committee from other sources, so long as such recommendations and nominations comply with our certificate of incorporation and bylaws, all applicable company policies and all applicable laws, rules and regulations, including those promulgated by the SEC. Our nominating and corporate governance committee will evaluate such recommendations in accordance with its charter, our bylaws and corporate governance guidelines and the director nominee criteria described above.

A stockholder that wants to recommend a candidate to our Board should direct the recommendation in writing by letter to our corporate secretary at Bakkt Holdings, Inc., 10000 Avalon Boulevard, Suite 1000, Alpharetta, Georgia 30009, Attention: Corporate Secretary. Such recommendation must include the candidate’s name, home and business contact information, detailed biographical data, relevant qualifications, a signed letter from the candidate confirming willingness to serve, information regarding any relationships between the candidate and us, and evidence of the recommending stockholder’s ownership of our capital stock. Such recommendation must also include a statement from the recommending stockholder in support of the candidate.

To be timely, a stockholder’s recommendations must be received by our corporate secretary at our principal executive offices no earlier than the 120th day and no later than the 90th day prior to the first anniversary of the preceding year’s annual meeting of stockholders. However, if no annual meeting of stockholders was held in the preceding year, or if the date of the applicable annual meeting has been changed by more than 30 days before or more than 70 days after the first anniversary of the preceding year’s annual meeting, then to be timely, such notice must be received by the secretary at the principal executive offices of the Company no earlier than the 120th day prior to the day of the annual meeting and no later than the later of (x) the 90th day before the meeting, or (y) the 10th day following the day on which public announcement of the date of the annual meeting was first made by the Company.

Our nominating and corporate governance committee has discretion to decide which individuals to recommend for nomination as directors.

Under our bylaws, stockholders may also directly nominate persons for our Board. Any nomination must comply with the requirements set forth in our bylaws and the rules and regulations of the SEC and should be sent in writing to our corporate secretary at the address above. To be timely for our 2023 annual meeting of stockholders, nominations must be received by our corporate secretary observing the deadlines discussed below under “Other Matters—Stockholder Proposals or Director Nominations for 2023 Annual Meeting.”

Communications with the Board of Directors

Stockholders and other interested parties wishing to communicate directly with our non-management directors may do so by writing and sending the correspondence to our General Counsel, Chief Financial Officer or Legal Department by mail to our principal executive offices at Bakkt Holdings, Inc., 10000 Avalon Boulevard, Suite

1000, Alpharetta, Georgia 30009. Our General Counsel, Chief Financial Officer or Legal Department, in consultation with appropriate directors as necessary, will review all incoming communications and screen for communications that (1) are solicitations for products and services, (2) relate to matters of a personal nature not relevant for our stockholders to act on or for our board to consider, and (3) matters that are of a type that are improper or irrelevant to the functioning of our board or our business, for example, mass mailings, job inquiries and business solicitations. If appropriate, our General Counsel, Chief Financial Officer or Legal Department will route such communications to the appropriate director(s) or, if none is specified, then to the chairperson of the Board or the lead independent director (if one is appointed). These policies and procedures do not apply to communications to non-management directors from our officers or directors who are stockholders or stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act.

Policy Prohibiting Hedging or Pledging of Securities

Under our insider trading policy, our employees, including our executive officers, and the members of our Board, among others, are prohibited from, directly or indirectly, among other things, (1) engaging in short sales, (2) trading in publicly-traded options, such as puts and calls, and other derivative securities with respect to our securities (other than stock options, restricted stock units and other compensatory awards issued to such individuals by us), (3) purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds), or otherwise engaging in transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of equity securities granted to them by us as part of their compensation or held, directly or indirectly, by them, (4) pledging any of our securities as collateral for any loans, and (5) holding our securities in a margin account.

Corporate Governance Guidelines and Code of Business Conduct and Ethics

Our Board has adopted corporate governance guidelines. These guidelines address, among other items, the qualifications and responsibilities of our directors and director candidates, the structure and composition of our Board and corporate governance policies and standards applicable to us in general. In addition, our Board has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our chief executive officer, chief financial officer and other executive and senior financial officers. The full text of our corporate governance guidelines and code of business conduct and ethics are available on our website at https://investors.bakkt.com/governance/governance-documents. We will post amendments to our code of business conduct and ethics or any waivers of our code of business conduct and ethics for directors and executive officers on the same website.

Director Compensation

Non-Employee Director Compensation Program

In connection with the Closing in October 2021, we adopted an outside director compensation program (the “Outside Director Compensation Program”) for our non-employee directors based on recommendations and findings regarding comparable market practices, which were provided by Compensation Advisory Partners. The Outside Director Compensation Program provides for the following cash compensation program for our non-employee directors:

•	$50,000 per year for service as a non-employee director;

•	$100,000 per year for service as non-executive chair of the Board;

•	$25,000 per year for service as chair of the audit committee;

•	$10,000 per year for service as a member of the audit committee;

•	$20,000 per year for service as chair of the compensation committee;

•	$7,500 per year for service as a member of the compensation committee;

•	$12,000 per year for service as chair of the nominating and corporate governance committee; and

•	$5,000 per year for service as a member of the nominating and corporate governance committee.

Each non-employee director who serves as a committee chair will receive the cash retainer fee as the chair of the committee, but not the cash retainer fee as a member of that committee, except that a non-employee director who serves as the non-executive chair of the Board will receive the annual cash fee for services provided in such role as well as the annual cash fee as a non-employee director.

These fees to our non-employee directors are paid quarterly in arrears on a prorated basis. Under the Outside Director Compensation Program, we also reimburse non-employee directors for reasonable travel expenses to attend meetings of the Board and its committees. The above-listed fees for service as chair or members of committees are payable in addition to the annual non-employee director retainer fee.

Each non-employee director will automatically receive, on the date of each annual meeting of our stockholders, an annual award (the “Annual Equity Award”) of restricted stock units having a value of $200,000. Each non-employee director who joins the Board other than in conjunction with an annual meeting of our stockholders is expected to receive a prorated Annual Equity Award in conjunction with the next full Annual Equity Award granted to the other non-employee directors. Each Annual Equity Award, including each prorated award, is expected to be scheduled to vest at the earlier of the one-year anniversary of the grant date and the annual meeting, subject to continued services to us through the applicable vesting date. In the event of a change in control of the Company, as defined in the 2021 Omnibus Incentive Plan (the “Equity Incentive Plan”), each non-employee director’s then outstanding equity awards covering the Company’s Class A common stock are expected to accelerate vesting in full, provided that he or she remains a non-employee director through the date of the consummation of such change in control. With respect to outstanding equity awards that are subject to performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met unless otherwise provided in a separate agreement. Each Annual Equity Award is expected to be granted under the Equity Incentive Plan and form of award agreement under such plan. We may allow non-employee directors to elect to receive all or a portion of the annual cash retainer fees in the form of restricted stock units. All compensation payable under the Outside Director Compensation Program is expected to be subject to any limits on the maximum amount of non-employee director compensation as set forth in the Equity Incentive Plan.

Director Compensation for Fiscal 2021

The following table sets forth information regarding the total compensation awarded to, earned by or paid to our non-employee directors for their service on our Board, for the fiscal year ended December 31, 2021. Directors who are also our employees receive no additional compensation for their service as directors. During 2021, Dr. Michael was an employee and executive officer of the company and therefore, did not receive compensation as a director. See “Executive Compensation” for additional information regarding Dr. Michael’s compensation. Ms. Dow and Ms. Simeone joined our board in 2022 and therefore, did not receive compensation in 2021 as directors.

Name	Fees Paid or Earned in Cash ($)	Stock Awards ($)(1) (2)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All other Compensation ($)	Total ($)
David Clifton (3)	—	—	—	—	—	—
Sean Collins	46,250	93,000	—	—	—	139,250
Kristyn Cook	13,750	93,000	—	—	—	106,750
Michelle J. Goldberg	18,000	93,000	—	—	—	111,000
Richard Lumb	18,750	93,000	—	—	—	111,750
Andrew A. Main	15,625	93,000	—	—	—	108,625
Gordon Watson	12,500	93,000	—	—	—	105,500

(1)

The amounts in this column represent the aggregate grant date fair value of restricted stock unit awards granted to each non-employee director, computed in accordance with FASB ASC Topic 718. See Note 11—Share-Based and Unit-Based Compensation to our audited consolidated financial statements included elsewhere in this prospectus for a discussion of the assumptions made by us in determining the grant-date fair value of our RSU awards to non-employee directors.

(2)	All of these RSU awards were granted pursuant to the 2021 Plan.
(3)

Represents only compensation received as a director. For information on Mr. Clifton’s compensation as interim Chief Executive Officer, please see “Summary Compensation Table” and “Narrative Disclosure to Summary Compensation Table—Elements of Compensation”.

The following table lists all outstanding equity awards held by non-employee directors as of December 31, 2021:

Name	Number of Shares Underlying Outstanding Stock Awards(1)	Number of Shares Underlying Outstanding Options
David Clifton(2)	—	—
Sean Collins	10,000	—
Kristyn Cook	10,000	—
Michelle J. Goldberg	10,000	—
Richard Lumb	10,000	—
Andrew A. Main	10,000	—
Gordon Watson	10,000	—

(1)	The RSUs shall vest in full on the date of the Company’s 2022 annual meeting of stockholders.

(2)

Does not reflect the grant that Mr. Clifton received during his service as Opco’s interim Chief Executive Officer. For more information, see “Outstanding Equity Awards at Fiscal Year End” for Mr. Clifton’s outstanding equity awards as of December 31, 2021.

Proposal No. 1:

Election of Class I Directors

Our Board currently consists of ten directors and is divided into three classes with staggered three-year terms. At the annual meeting, three Class I directors, Michelle J. Goldberg, Gavin Michael and Jill Simeone, will be nominated for election for a three-year term to succeed the same class whose term is then expiring. Each director’s term continues until the expiration of the term for which such director was elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal.

Nominees

Our nominating and corporate governance committee has recommended, and our Board has approved, Michelle J. Goldberg, Gavin Michael and Jill Simeone as nominees for election as Class I directors at the annual meeting. If elected, each of Mmes. Goldberg and Simeone and Dr. Michael will serve as a Class I director until the 2025 annual meeting of stockholders and until his or her respective successor is elected and qualified or until his or her earlier death, resignation or removal. For more information concerning the nominees, please see the section titled “Board of Directors and Corporate Governance.”

Mmes. Goldberg and Simeone and Dr. Michael have each agreed to serve as a director if elected, and management has no reason to believe that he or she will be unavailable to serve. In the event a nominee is unable or declines to serve as a director at the time of the annual meeting, proxies will be voted for any nominee designated by the present board of directors to fill the vacancy.

Vote Required

Each director is elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Because the outcome of this proposal will be determined by a plurality vote, any shares not voted FOR a particular nominee, whether as a result of choosing to WITHHOLD authority to vote or a broker non-vote, will have no effect on the outcome of the election.

OUR BOARD RECOMMENDS A VOTE “FOR” THE ELECTION OF EACH OF THE DIRECTOR NOMINEES NAMED ABOVE.

Report of the Audit Committee

The audit committee is a committee of the Board comprised solely of independent directors as required by the NYSE listing rules and the rules and regulations of the SEC. The audit committee operates under a written charter adopted by the Board. This written charter is reviewed annually for changes, as appropriate. With respect to Bakkt’s financial reporting process, Bakkt’s management is responsible for (1) establishing and maintaining internal controls and (2) preparing Bakkt’s financial statements. Bakkt’s independent registered public accounting firm, EY, is responsible for performing an independent audit of Bakkt’s financial statements. It is the responsibility of the audit committee to oversee these activities. It is not the responsibility of the audit committee to prepare Bakkt’s financial statements. These are the fundamental responsibilities of management. In the performance of its oversight function, the audit committee has:

•	reviewed and discussed the audited financial statements with management and EY;

•	reviewed and discussed with management and EY the matters that significantly impact our financial statements; and

•

reviewed and discussed with EY matters required under PCAOB and SEC standards, including EY’s practices for maintaining independence, received written communication from EY regarding its independence as required by the PCAOB, and has discussed with EY its independence.

Based on the review and discussions noted above, the audit committee recommended to the Board that the audited financial statements be included in Bakkt’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 for filing with the SEC.

Respectfully submitted by the members of the audit committee of the Board:

Richard Lumb (Chair)

Sean Collins

Michelle J. Goldberg

This audit committee report shall not be deemed to be “soliciting material” or to be “filed” with the SEC or subject to Regulation 14A promulgated by the SEC or to the liabilities of Section 18 of the Exchange Act, and shall not be deemed incorporated by reference into any prior or subsequent filing by Bakkt under the Securities Act of 1933, as amended, or the Securities Act, or the Exchange Act, except to the extent Bakkt specifically requests that the information be treated as “soliciting material” or specifically incorporates it by reference.

Proposal No. 2:

Ratification of Appointment of Independent Registered Public Accounting Firm

Our audit committee has appointed Ernst & Young LLP (“EY”) as our independent registered public accounting firm to audit our financial statements for our fiscal year ending December 31, 2022. EY served as our independent registered public accounting firm for the fiscal year ended December 31, 2021. Our audit committee considered EY’s qualifications, performance and independence in connection with its determination to retain EY as our independent registered accounting firm.

At the annual meeting, we are asking our stockholders to ratify the appointment of EY as our independent registered public accounting firm for our fiscal year ending December 31, 2022. Our audit committee is submitting the appointment of EY to our stockholders because we value our stockholders’ views on our independent registered public accounting firm and as a matter of good corporate governance. Notwithstanding the appointment of EY, and even if our stockholders ratify the appointment, our audit committee, in its discretion, may appoint another independent registered public accounting firm at any time during our fiscal year if our audit committee believes that such a change would be in the best interests of our company and our stockholders. If our stockholders do not ratify the appointment of EY, then our audit committee may reconsider the appointment. One or more representatives of EY are expected to be present at the annual meeting, and they will have an opportunity to make a statement and are expected to be available to respond to appropriate questions from our stockholders.

Change in Certifying Accountant

As previously reported on our Current Report on Form 8-K filed with the SEC on October 21, 2021, upon approval of the audit committee of our Board, WithumSmith+Brown (“Withum”) was dismissed as our independent registered public accounting firm and EY was engaged as our independent registered public accounting firm. Withum served as our independent registered public accounting firm since July 31, 2020, our inception, whereas EY served as the independent registered public accounting firm for Opco from its inception in 2018 through the Closing.

Withum’s report on VPC Impact Acquisition Holdings’ (“VIH”) financial statements as of December 31, 2020 and for the period from July 31, 2020 (inception) through December 31, 2020 and the period from January 1, 2021 through October 14, 2021, and the related statements of operations, changes in shareholders’ equity and cash flows for the period from July 31, 2020 (inception) through December 31, 2020 and the period from January 1, 2021 through October 14, 2021, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except for VIH’s restatements of its financial statements as described in the Explanatory Note to VIH’s Form 10-K/A, filed with the SEC on December 8, 2021, which resulted from the misapplication in the guidance around accounting for certain outstanding warrants to purchase Class A ordinary shares and presentation of Class A ordinary shares subject to redemption as permanent equity as of December 31, 2020.

During the period from July 31, 2020 (inception) through December 31, 2020, and the subsequent interim period through October 15, 2021, there were no (i) disagreements with Withum on any matter of accounting principles or practices, financial statement disclosures or audited scope or procedures, which disagreements if not resolved to Withum’s satisfaction would have caused Withum to make reference to the subject matter of the disagreement in connection with its report, or (ii) reportable events as defined in Item 304(a)(1)(v) of Regulation S-K under the Exchange Act, except that prior to the consummation of the business combination and appointment of the Company’s current officers and directors, Withum advised VIH of the following material weakness: a deficiency in VIH’s internal control over financial reporting existed related to the accounting for a significant and unusual transaction related to the warrants we issued in connection its initial public offering in September 2020 as of and for the year ended December 31, 2020.

From July 31, 2020 (inception) through October 15, 2021, VIH did not consult EY with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on VIH’s financial statements, and no written report or oral advice was provided to VIH by EY that EY concluded was an important factor considered by VIH in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement, as that term is described in Item 304(a)(1)(iv) of Regulation S-K under the Exchange Act and the related instructions to Item 304 of Regulation S-K under the Exchange Act, or a reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K under the Exchange Act.

Fees Paid to the Independent Registered Public Accounting Firm

The following tables present fees for professional audit services and other services rendered to us by Ernst & Young LLP and by Withum for our fiscal year ended December 31, 2021 and 2020.

Fees to Ernst & Young LLP

	2021(5)	2020(5)
Audit Fees(1)	$4,649,250	$853,000
Audit-Related Fees(2)	130,000	35,000
Tax Fees(3)	145,100	—
All Other Fees(4)	2,000	—

Total Fees	$4,926,350	$888,000

(1)

“Audit Fees” for the fiscal years ended December 31, 2021 and 2020 consist of fees billed for professional services rendered in connection with the audits of our annual financial statements, reviews of our quarterly financial statements, and services that are provided in connection with statutory or regulatory filings. This category also includes fees for audit services incurred in connection with our business combinations, including related registration statements as applicable.

(2)

“Audit-Related Fees” for the fiscal years ended December 31, 2021 and 2020 consists of attestation services and reports as well as reports and consultations related to matters affecting future audit periods.

(3)	“Tax Fees” for the fiscal year ended December 31, 2021 consists of advisory services provided to VIH prior to the Closing on October 15, 2021.
(4)	“All Other Fees” for the fiscal years ended December 31, 2021 and 2020 consist of publications and online subscriptions/content.
(5)	Includes fees paid to Ernst & Young LLP for services provided to Opco prior to the Closing on October 15, 2021.

Fees to Withum

	2021	2020
Audit Fees(1)	$165,025	$81,370

Total Fees	$165,025	$81,370

(1)

“Audit Fees” consist of fees billed for professional services rendered in connection with the audit of VIH financial statements, reviews of VIH quarterly financial statements and related accounting consultations and services that are normally provided by the independent registered public accountants in connection with statutory and regulatory filings or engagements for those fiscal years. This category also includes fees for services incurred in connection with our business combination including the related registration statement.

Auditor Independence

In 2021, there were no other professional services provided by EY, other than those listed above, that would have required our audit committee to consider their compatibility with maintaining the independence of EY.

Audit Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Effective upon the consummation of our business combination, our audit committee established a policy governing our use of the services of our independent registered public accounting firm. Under this policy, our audit committee is required to pre-approve all services performed by our independent registered public accounting firm in order to ensure that the provision of such services does not impair such accounting firm’s independence. Following the Closing on October, 15, 2021, all services provided by EY for our fiscal year ended December 31, 2021 were pre-approved by our audit committee.

Vote Required

The ratification of the appointment of EY as our independent registered public accounting firm for our fiscal year ending December 31, 2022 requires the affirmative vote of a majority of the voting power of the shares cast. Abstentions will have no effect on the outcome of the vote on this proposal.

OUR BOARD RECOMMENDS A VOTE “FOR” THE RATIFICATION OF THE APPOINTMENT OF EY AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR OUR FISCAL YEAR ENDING DECEMBER 31, 2022.

Executive Officers

The following table sets forth certain information about our executive officers as of April 21, 2022.

Name	Age	Position
Gavin Michael	57	Chief Executive Officer, President
Andrew LaBenne	48	Chief Financial Officer
Marc D’Annunzio	50	General Counsel and Secretary

Biographical information for Gavin Michael is set forth under “Information on Board of Directors and Corporate Governance” above.

Andrew LaBenne has served as our Chief Financial Officer since the Closing. Mr. LaBenne has also served in the same role for Opco since April 2021. Prior to joining Opco, Mr. LaBenne worked for Amalgamated Financial Corp., where served as Chief Financial Officer from April 2015 to April 2021, as a Senior Executive Vice President from April 2017 to April 2021, and as an Executive Vice President from April 2015 until April 2017. Prior to joining Amalgamated Financial Corp., he served as Chief Financial Officer of Business Banking for JPMorgan Chase & Co. from August 2013 until April 2015. From 1996 until July 2013, Mr. LaBenne spent 17 years at Capital One Financial in various positions in operations, marketing and finance, including as Chief Financial Officer of Retail Banking and Chief Financial Officer of Commercial Banking. While at Capital One Financial, he played a key role in growing the institution’s banking franchise through acquisitions and organic growth. He holds a bachelor’s degree in engineering from the University of Michigan and an M.B.A. from the University of Virginia.

Marc D’Annunzio has served as our General Counsel and Secretary since the Closing. Prior to this role, Mr. D’Annunzio served as General Counsel and Secretary for Opco since May 2019. Mr. D’Annunzio is responsible for our legal, regulatory, compliance and governance matters. Mr. D’Annunzio joined Opco in May 2019 from Alston & Bird LLP, an international law firm, where he practiced in its Payments group. Mr. D’Annunzio has more than 25 years of experience in the payments and loyalty industries, focusing on M&A transactions, strategic alliances, complex commercial relationships (including co-branded and private label card programs, and processing relationships for leading retailers), new product launches, and compliance. He holds a Juris Doctor and a Bachelor of Arts in Economics and History, each from the University of Michigan.

Executive Compensation

Our named executive officers, consisting of our principal executive officer and the two most highly compensated executive officers (other than our principal executive officer), as of December 31, 2021, were:

•	Gavin Michael, Chief Executive Officer and President;

•	Andrew LaBenne, Chief Financial Officer;

•	Marc D’Annunzio, General Counsel and Secretary; and

•	David Clifton, Former Interim Chief Executive Officer.

Smaller Reporting Company Status

As a smaller reporting company, we are eligible to leverage certain exemptions from various reporting requirements that are applicable to other public companies that are not smaller reporting companies or emerging growth companies. These include, but are not limited to, reduced disclosure obligations regarding executive compensation in our proxy statements, including the requirement to include a Compensation Discussion and Analysis. We have elected to comply with the scaled disclosure requirements applicable to smaller reporting companies. As a smaller reporting company, we are permitted to limit reporting of compensation disclosure to our principal executive officer and our two other most highly compensated executive officers, which we refer to as our “named executive officers” or our “NEOs.”

Processes and Procedures for Compensation Decisions

To achieve our goals, we have designed, and intend to modify as necessary, our compensation and benefits program to attract, retain, incentivize and reward deeply talented and qualified executives who share our philosophy and desire to work towards achieving these goals.

We believe our compensation program should promote the success of the company and align incentives with the long-term interests of our stockholders. Achievement of incentive compensation is determined leveraging targets and goals for the company, each team within the company and individual performance attributes. These goals include both quantitative and qualitative metrics that seek to capture progress towards growth for the company and our stockholders. As our needs evolve, we intend to continue to evaluate our philosophy and compensation programs as circumstances require.

Our compensation committee discharges the responsibilities of our Board relating to the compensation of our executive officers. Specifically, the committee reviews executive compensation plans and practices, and provides recommendation on approval for compensation decisions across the company.

The committee also works closely with our CEO, Chief Human Resources Officer and other members of management to review performance and compensation matters, including cash bonus and equity grant decisions for the year.

In 2021, Bakkt also engaged external organizational and compensation consultants to help inform compensation decisions, including:

•	Providing information on competitive market pay practices for senior executives and the organization as a whole;

•	the review of and input into Bakkt’s leveling and compensation approach across the company;

•	the research, review and updating of our compensation peer group;

•	the review and analysis of non-employee director compensation;

•	and support on other ad hoc matters throughout the year.

Summary Compensation Table for Fiscal 2021

The following table sets forth information regarding the compensation reportable for our named executive officers for fiscal 2021 and prior years, where applicable, as determined under SEC rules.

Name	Year	Salary ($)(1)	Stock Awards ($)(2)	Bonus ($)		All other compensation ($)(7)	Total ($)
Gavin Michael(3)	2021	471,153	6,370,920	1,042,000	(8)	447	7,884,520
	2020	—	—	—		—	—
Andrew LaBenne(4)	2021	260,000	612,003	400,000		7,883	1,279,886
	2020	—	—	—		—	—
Marc D’Annunzio(5)	2021	402,590	—	400,000		11,469	814,059
	2020	425,000	973,750	—		17,100	1,415,850
David Clifton(6)	2021	—	—	—		—	—
	2020	—	1,131,000	—		—	1,131,000

(1)	Amounts reflect annual base salary earned during fiscal year 2020 or 2021.
(2)

Amounts represent the grant date fair value of equity-based awards granted in fiscal year 2020 and 2021, calculated in accordance with ASC 718, and do not necessarily correspond to the actual value that may be recognized from the equity-based awards. Assumptions used in the calculation of these amounts are described in Note 11—Share-Based and Unit-Based Compensation of our audited consolidated financial statements included in this prospectus.

(3)	Dr. Michael was not a named executive officer in 2020. Dr. Michael joined Opco as Chief Executive Officer on January 11, 2021.
(4)	Mr. LaBenne was not a named executive officer in 2020. Mr. LaBenne joined Opco as Chief Financial Officer on April 27, 2021.
(5)	Mr. D’Annunzio was not a named executive officer in 2020. Mr. D’Annunzio joined Opco as General Counsel and Secretary in May 2019.
(6)

Mr. Clifton was Chief Executive Officer of Opco from April 2020 until January 11, 2021, when Gavin Michael became our Chief Executive Officer. Mr. Clifton received no other compensation for his services as Opco’s interim Chief Executive Officer other than profits interests in the form of 975,000 preferred incentive units.

(7)

The “All other compensation” amounts include: (i) for Dr. Michael, life insurance premiums; (ii) for Mr. LaBenne, life insurance premiums and employer 401(k) plan contributions; and (iii) for Mr. D’Annunzio, (A) in 2021, life insurance premiums and employer 401(k) plan contributions and (B) in 2020, employer 401(k) plan contributions.

(8)	Includes a $542,000 sign on bonus.

Overview of Compensation Approach

At Bakkt, we take a holistic approach to total compensation, including competitive base pay for each role based on scope, skills required and level and location, as well as short-term and long-term incentive programs in the form of annual cash bonuses and annual equity grants, for those roles eligible and based on market and competitor standards.

Base Salary

Base salaries are intended to provide a level of compensation sufficient to attract and retain an effective management team, when considered in combination with the other components of our executive compensation program. The relative levels of base salary for our named executive officers are designed to reflect each named executive officer’s scope of responsibility and accountability.

Annual Bonus

We provide annual cash bonuses to our executive officers, including the named executive officers, based on performance for the completed fiscal year. Bonuses are determined based on achievement of goals relating to our financial and operating performance and each executive officer’s individual performance. The actual annual cash bonuses awarded to each of the named executive officers for 2021 performance are set forth above in the 2021 Summary Compensation Table in the column titled “Bonus.”

Equity-based Compensation

In December 2021, the Company granted restricted stock units to each of Dr. Michael and Mr. LaBenne. The vesting terms of the awards are set forth in the “Outstanding Equity Awards at Fiscal Year End” table below.

Employment Arrangements with the Named Executive Officers of Bakkt

Each of our named executive officers (except for Mr. Clifton) is a party to a written employment arrangement. The material terms of each of those arrangements are summarized below. For a description of the compensation actually paid to the named executive officers for the year ended December 31, 2021, please refer to the “Summary Compensation Table” under “Executive Compensation.”

Dr. Michael, the Company and Opco entered into an employment agreement on January 9, 2021. The agreement sets forth Dr. Michael’s title, annual base salary, annual target bonus of 100% of base salary, terms of an initial grant, paid in 2022, of 4,164,000 Company time- and performance-based vesting restricted stock units, employee benefit plan eligibility and vacation accrual. The agreement provides a one (1) year term with automatic one (1) year extensions unless either party provides notice of non-renewal. If Dr. Michael’s employment is terminated by the Company other than for Cause or Disability or due to the Company’s non-renewal of the employment agreement, or Dr. Michael resigns for Good Reason and such termination is unrelated to a Change in Control (as such terms are defined in the employment agreement) Dr. Michael is entitled to (i) a lump sum payment equal to two times base salary; (ii) a lump sum payment equal to one (1) times the greater of (a) the average of the last three annual bonus payments or (b) the last annual bonus payment; (iii) with respect to awards granted under the 2021 Plan and any successor plan, full vesting acceleration of time-vested Company options and equity-based grants and vesting of performance-based equity grants based on actual performance achieved and a one-year post-termination exercise period for Company options; and (iv) a lump sum cash payment equal to one year of COBRA coverage premiums. If Dr. Michael’s employment is terminated by the Company other than for Cause or Disability or due to the Company’s non-renewal of the employment agreement, or Dr. Michael resigns for Good Reason, in each case within two (2) years following a Change in Control, Dr. Michael is entitled to (i) a lump sum payment equal to two times base salary; (ii) a lump sum payment equal to one (1) times the greatest of (a) the average of the last three annual bonus payments, (b) the last annual bonus payment, or (c) the last bonus prior to the Change in Control; (iii) with respect to awards granted under the 2021 Plan and any successor plan, full vesting acceleration of outstanding Company options and equity-based grants with vesting of performance-based equity grants based on greater of target level or actual performance through the Change in Control and of a one-year post-termination exercise period for Company options, and (iv) a lump sum cash payment equal to one year of COBRA coverage premiums. Payment of the severance is conditioned on execution of a release of claims agreement by Dr. Michael. The agreement includes a confidential information agreement and one (1) year post-termination non-solicit and non-competition covenants.

Mr. LaBenne entered into an employment agreement with the Company and Opco on March 16, 2021. The agreement sets forth Mr. LaBenne’s title, annual base salary, annual target bonus of 100% of base salary, terms of an initial grant, paid in 2022, of 400,000 Company time- and performance-based vesting restricted stock units, employee benefit plan eligibility and vacation accrual. The agreement provides a one (1) year term with automatic one (1) year extensions unless either party provides notice of non-renewal. If Mr. LaBenne’s employment is terminated by the Company other than for Cause or Disability or due to the Company’s non-renewal of the employment agreement, or Mr. LaBenne resigns for Good Reason and such termination is unrelated to a Change in Control (as such terms are defined in the employment agreement) Mr. LaBenne is entitled to (i) a lump sum payment equal to two times base salary; (ii) a lump sum payment equal to one (1) times the greater of (a) the average of the last three annual bonus payments or (b) the last annual bonus payment; (iii) with respect to awards granted under the 2021 Plan and any successor plan, full vesting acceleration of time-vested Company options and equity-based grants and vesting of performance-based equity grants based on actual performance achieved and a one-year post-termination exercise period for Company options; and (iv) a lump sum cash payment equal to one year of COBRA coverage premiums. If Mr. LaBenne’s employment is terminated by the Company other than for Cause or Disability or due to the Company’s non-renewal of the employment agreement, or Mr. LaBenne resigns for Good Reason, in each case within two (2) years following a Change in Control, Mr. LaBenne is entitled to (i) a lump sum payment equal to two times base salary; (ii) a lump sum payment equal to one (1) times the greatest of (a) the average of the last three annual bonus payments, (b) the last annual bonus payment, or (c) the last bonus prior to the Change in Control; (iii) with respect to awards granted under the 2021 Plan and any successor plan, full vesting acceleration of outstanding Company options and equity-based grants with vesting of performance-based equity grants based on greater of target level or actual performance through the Change in Control and of a one-year post-termination exercise period for Company options, and (iv) a lump sum cash payment equal to one year of COBRA coverage premiums. Payment of the severance is conditioned on execution of a release of claims agreement by Mr. LaBenne. The agreement includes a confidential information agreement and one (1) year post-termination non-solicit and non-competition covenants.

Mr. D’Annunzio and the Company entered into an employment agreement on August 10, 2021. The agreement sets forth Mr. D’Annunzio’s title, annual base salary, annual target bonus of 100% of base salary, terms of an initial grant, paid in 2022, of 400,000 Company time- and performance-based vesting restricted stock units, employee benefit plan eligibility and vacation accrual. The agreement provides a one (1) year term with automatic one (1) year extensions unless either party provides notice of non-renewal. If Mr. D’Annunzio’s employment is terminated by the Company other than for Cause or Disability or due to the Company’s non-renewal of the employment agreement, or Mr. D’Annunzio resigns for Good Reason and such termination is unrelated to a Change in Control (as such terms are defined in the employment agreement) Mr. D’Annunzio is entitled to (i) a lump sum payment equal to two times base salary; (ii) a lump sum payment equal to one (1) times the greater of (a) the average of the last three annual bonus payments or (b) the last annual bonus payment; (iii) with respect to awards granted under the 2021 Plan and any successor plan, full vesting acceleration of time-vested Company options and equity-based grants and vesting of performance-based equity grants based on actual performance achieved and a one-year post-termination exercise period for Company options; and (iv) a lump sum cash payment equal to one year of COBRA coverage premiums. If Mr. D’Annunzio’s employment is terminated by the Company other than for Cause or Disability or due to the Company’s non-renewal of the employment agreement, or Mr. D’Annunzio resigns for Good Reason, in each case within two (2) years following a Change in Control, Mr. D’Annunzio is entitled to (i) a lump sum payment equal to two times base salary; (ii) a lump sum payment equal to one (1) times the greatest of (a) the average of the last three annual bonus payments, (b) the last annual bonus payment, or (c) the last bonus prior to the Change in Control; (iii) with respect to awards granted under the 2021 Plan and any successor plan, full vesting acceleration of outstanding time-vested Company options and equity-based grants and vesting of performance-based equity grants based on greater of target level or actual performance through the Change in Control and of a one-year post-termination exercise period for Company options, and (iv) a lump sum cash payment equal to one year of COBRA coverage premiums. Payment of the severance is conditioned on execution of a release of claims agreement by Mr. D’Annunzio. The employment agreement includes a confidential information agreement and one (1) year post-termination non-solicit and non-competition covenants.

Mr. Clifton did not have a written arrangement with Opco or ICE regarding his services to Opco as interim CEO. Mr. Clifton commenced his services in this role in April 2020 and received no additional compensation from ICE for such services. In recognition of Mr. Clifton’s services to Opco in fiscal year 2020, Opco granted profits interests in the form of 975,000 preferred incentive units on December 4, 2020 subject to the Opco Plan (as described below).

Outstanding Equity Awards at Fiscal 2021 Year-End

Opco maintained a profits interests plan (the “Opco Plan”), for the award of Opco Incentive Units, through Opco Management, to participants, and Opco Participation Units, directly to participants. Awards of Opco Incentive Units included awards of common incentive units and preferred incentive units, each intended to represent a “profits interests” for U.S. tax purposes and each corresponded to incentive units of

Opco Management issued by Opco Management to participants. The purpose of the Opco Plan was to promote the interests of Opco by attracting and retaining key employees, directors, independent contractors or other service providers of Opco and to enable such individuals to acquire an equity interest in and participate in the long-term growth and financial success of Opco.

The profits interests represented a membership interest in Opco and entitled the holder to receive distributions in Opco once a specified threshold equity value of Opco had been reached, in each case as provided in the Opco operating agreement. The preferred incentive units are also entitled to disproportionate distributions once the participant’s applicable threshold equity value has been reduced to zero in order to “catch-up” such participant’s total distributions to its pro rata share.

The Company also granted equity awards in 2021 pursuant to the 2021 Omnibus Incentive Plan (the “2021 Plan”), which became effective immediately upon the Closing.

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2021.

Name	Number of profit interest units that have vested (#)	Market value of profit interest units that have vested ($)(1)	Number of profit interest units that have not vested (#)	Market value of profit interests that have not vested ($)(1)	Number of shares or stock units that have not vested (#)	Market value of shares or units of stock that have not vested ($)(1)
Gavin Michael	—	—	—	—	694,000	5,905,940
Andrew LaBenne	—	—	—	—	66,667	567,336
Marc D’Annunzio(2)	518,237	4,410,197	1,036,475	8,820,402	—	—
David Clifton(3)	37,544	319,499	125,064	1,064,295	—	—

(1)	Represents the market value of the units of stock based on the $8.51 per unit value of the Company’s Class A common stock as of December 31, 2021.
(2)

Mr. D’Annunzio was granted profits interests in the form of preferred incentive units on May 17, 2019 and February 28, 2020, one-third of which vested at Closing, and one-third of which will vest on each of the first and second anniversaries of the Closing. At Closing, each profits interest was exchanged for the right to receive a Paired Interest.

(3)

Mr. Clifton was granted profits interests in the form of preferred incentive units on December 4, 2020, one-third of which vested at Closing, and one-third of which will vest on each of the first and second anniversaries of the Closing. At Closing, each profits interest was exchanged for the right to receive a Paired Interest.

Equity Compensation Plan Information

The following table summarizes our equity compensation plan information as of December 31, 2021.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted- Average Exercise Price of Outstanding Options, Warrants and Rights		(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders
Bakkt Holdings, Inc. 2021 Omnibus Employee Incentive Plan(1)	2,141,778	—	(3)	23,675,168
Second Amended and Restated Bakkt Equity Incentive Plan(2)	16,338,505	—	(3)	—
Equity compensation plans not approved by security holders	—	—		—
Total	18,480,283	—		23,675,168

(1)	The 2021 Plan was approved by our stockholders in connection with the Business Combination.
(2)	Approved by Opco’s members in connection with its adoption prior to the Business Combination.
(3)	There are no grants issued under these plans that have an exercise price.

Security Ownership of Certain Beneficial Owners, Directors and Management

The following table sets forth the beneficial ownership of our common stock as of April 21, 2022 by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated, to our knowledge, the persons or entities identified in the table have sole voting power and sole investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable.

We have based our calculation of the percentage of beneficial ownership on 70,439,996 shares of our Class A common stock and 193,292,359 shares of Class V common stock outstanding as of April 21, 2022. We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of April 21, 2022 or issuable pursuant to RSUs which are subject to vesting and settlement conditions expected to occur within 60 days of April 21, 2022, to be outstanding and to be beneficially owned by the person holding the stock option or RSU for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address for each person or entity listed in the table is c/o Bakkt Holdings, Inc., 10000 Avalon Boulevard, Suite 1000, Alpharetta, Georgia 30009.

Name of Beneficial Owner	Number of Shares of Class A Common Stock(1)	% of Class A Common Stock	Number of Paired Interests(2)	% of Paired Interests	Total Number of Shares of Class A Common Stock and Class V Common Stock	% of Total Voting Power(3)
Greater than 5% Stockholders:
Intercontinental Exchange Holdings, Inc.(4)	4,714,336	6.7%	170,079,462	90.2%	174,793,798	66.3%
Invesco(5)	3,488,609	4.9%	—	*	3,488,609	1.3%
VPC Impact Acquisition Holdings Sponsor, LLC(6)	8,336,190	11.8%	—	*	8,336,190	3.2%
Named Executive Officers and Directors:
Gavin Michael	340,002	*	—	*	340,002	*
Andrew LaBenne	32,923	*	—	*	32,923	*
Marc D’Annunzio(7)	—	*	518,237	*	518,237	*
De’Ana Dow	—	*	—	*	—	*
Michelle J. Goldberg	10,000	*	—	*	10,000	*
David Clifton(7)	—	*	37,544	*	37,544	*
Kristyn Cook	10,000	*	—	*	10,000	*
Gordon Watson	10,000	*	—	*	10,000	*
Sean Collins(8)	592,323	*	2,908,110	1.5%	3,500,433	*
Richard Lumb	10,000	*	—	*	10,000	*
Andrew Main	10,000	*	—	*	10,000	*
Jill Simeone	—	*	—	*	—	*
All directors and executive officers as a group (12 persons)	1,015,248	1.4%	3,463,891	1.8%	4,479,139	1.7%

*	Represents less than 1%.
(1)	Each share of Class A Common Stock entitles the holder thereof to one vote per share.
(2)

Each Paired Interest consists of one common unit in Opco and one share of Class V Common Stock, the latter of which entitles the holder to one vote per share of Class V Common Stock. Pursuant to the Exchange Agreement, beginning on April 16, 2022, each Paired Interest may be exchanged for a share of Class A Common Stock on a one-for-one ratio basis, subject to the terms of the Exchange Agreement, including the Company’s right to elect to deliver cash in lieu of Class A Common Stock and, in certain cases, adjustments as set forth therein.

(3)	Represents percentage of voting power of holders of Class A Common Stock and Class V Common Stock voting together as a single class.
(4)

ICEH has entered into the Voting Agreement with the Company, pursuant to which, to the extent that ICEH’s voting power as jointly calculated by ICEH and the Company, and represented by the shares held by ICEH as of the record date for a stockholder matter, exceeds 30% of the total voting power of all of outstanding Class A Common Stock and Class V Common Stock that are issued and outstanding and entitled to vote as of the record date, ICEH will irrevocably appoint a proxy, designated by the Board, to vote the excess shares in the same percentages for and against such stockholder matter as votes were cast for and against such stockholder matter by all other stockholders of the Company. ICEH is a wholly owned subsidiary of ICE. ICE’s principal business address is 5660 New Northside Drive, Atlanta, GA 30328.

(5)

According to a Schedule 13G/A filed on February 4, 2022, Invesco Ltd. in its capacity as a parent holding company to its investment advisers may be deemed to beneficially own 3,488,609 shares of Class A Common Stock, which are held of record by clients of Invesco Ltd. The address of Invesco Ltd. is 1555 Peachtree Street NE, Suite 1800, Atlanta, GA 30309.

(6)

Richard Levy, as Chief Executive Officer and Founder of Victory Park Capital Advisors, LLC has voting and investment discretion over these shares. Mr. Levy disclaims beneficial ownership of the securities except to the extent of his pecuniary interest therein. The Sponsor’s principal business address is 150 North Riverside Plaza, Suite 5200, Chicago, IL 60606.

(7)

Represents Paired Interests directly held by Bakkt Management, LLC (“Bakkt Management”), corresponding to the vested portion of units in Bakkt Management directly held by each noted person. Subject to certain limitations, units in Bakkt Management are, at the request of the holder, redeemable for an equal number of Paired Interests. One-third of the Bakkt Management units awarded to each officer vested upon the Closing, one-third will vest on October 15, 2022 and the remaining third will vest on October 15, 2023.

(8)

Goldfinch Co-Invest IC LP holds 582,323 shares of Class A Common Stock acquired from the Company in connection with the business combination. Paired Interests held by Goldfinch Co-Invest I, LP and Goldfinch Co-Invest IB, LP were acquired pursuant to the Merger Agreement. Sean Collins, a member of our Board, is a Managing Partner of Goldfinch Co-Invest I GP LLC, the general partner of each of Goldfinch Co-Invest I, LP, Goldfinch Co-Invest IB, LP and Goldfinch Co-Invest IC LP and has voting and investment discretion over these shares. Mr. Collins disclaims beneficial ownership of the shares except to the extent of his pecuniary interest therein.

Related Person Transactions

The following is a description of each transaction since January 1, 2019, and each currently proposed transaction, in which:

•	we were or are to be, or the Company or Opco was, a participant;

•	the amount involved exceeded or exceeds $120,000;

•

any of the Company’s or Opco’s directors, executive officers, or beneficial holders of more than 5% of any class of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Company Related Person Transactions

In August 2020, VPC Impact Acquisition Holdings Sponsor, LLC (the “Sponsor”) purchased 5,750,000 Class B ordinary shares of the Company (“Class B Ordinary Shares”) for an aggregate purchase price of $25,000, or approximately $0.004 per share. In September 2020, the Sponsor transferred an aggregate of 60,000 Class B Ordinary Shares to then members of the Board, resulting in the Sponsor holding 5,690,000 Class B Ordinary Shares. As a result of the underwriters’ not exercising the over-allotment option in full in connection with the initial public offering (the “IPO”), the Sponsor forfeited 585,700 Class B Ordinary Shares, resulting in an aggregate of 5,184,300 Class B Ordinary Shares issued and outstanding. In connection with the Closing, such Class B Ordinary Shares automatically converted into shares of Class A common stock on a one-for-one basis.

The Sponsor purchased an aggregate of 6,147,440 warrants (“Private Placement Warrants”), at a price of $1.00 per warrant for an aggregate purchase price of $6,147,440 in a private placement that closed simultaneously with the closing of the IPO. Prior to the effectiveness of the deregistration under the Cayman Islands Company Law (2020 Revision) and a domestication under Section 388 of the Delaware General Corporation Law (“DGCL”), pursuant to which the Company’s jurisdiction of incorporation was changed from the Cayman Islands to the State of Delaware (the “Domestication”), each Private Placement Warrant entitled the holder upon exercise to purchase one Class B ordinary share of the Company (“Class A Ordinary Share”) at a price of $11.50 per share, subject to adjustment. On November 17, 2021, in accordance with the terms of the Warrant Agreement, dated as of September 22, 2020, between the Company and the warrant agent named therein (the “Warrant Agreement”), the Company issued and delivered to the Sponsor 3,967,362 shares of Class A common stock upon the exercise of the Private Placement Warrants (the “Private Warrant Shares”) in satisfaction of the “cashless exercise” of all 6,147,440 of the Private Placement Warrants. The Company received no consideration from the delivery of the Private Warrant Shares.

The Company entered into an Administrative Services Agreement with the Sponsor pursuant to which the Company paid a total of $10,000 per month for office space, administrative and support services to such affiliate. The Sponsor, officers and directors of the Company, or any of their respective affiliates, were entitled to reimbursement for any out-of-pocket expenses incurred in connection with activities on behalf of the Company, such as identifying potential target businesses and performing due diligence on suitable business combinations. There was no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on behalf of the Company.

The Sponsor loaned the Company $82,729, which was used for a portion of the expenses of the IPO. This loan was repaid upon the closing of the IPO.

Insider Letter Agreement

On September 22, 2020, the Sponsor, the Company, and the Insiders entered into a letter agreement (as amended, the “Insider Letter Agreement”) in relation to the IPO. Simultaneously with the execution of that certain Agreement and Plan of Merger (the “Merger Agreement”), on January 11, 2021, the Insider Letter Agreement was amended to add Opco as a party and include certain provisions with respect to the Merger Agreement.

Pursuant to the Insider Letter Agreement, the Sponsor and the Insiders agreed to waive certain anti-dilution rights under the Company’s Cayman-law constitutional documents that otherwise may have been triggered upon the completion of the transactions contemplated by the Merger Agreement.

The Sponsor and Insiders also agreed not to transfer, assign or sell any of their Class A common stock until the earlier of (a) one year following the Closing and (b) subsequent to the Closing, (i) if the closing price of the Class A common stock equals or exceeds $12.00 per share (subject to adjustment) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (ii) the date on which we complete a liquidation, merger amalgamation, capital stock exchange, reorganization or other similar transaction that results in all of the holders of our Class A common stock having the right to exchange their Class A common stock for cash, securities or other property.

Opco Related Person Transactions

Transition Services Agreement

On November 10, 2021, Opco entered into the Transition Services Agreement, which provides for the transition to Opco of services previously provided by Intercontinental Exchange, Inc. (“ICE”) to Opco, including technology and data center services, which historically have been provided under the intercompany services agreement (“ISA”), which was amended, restated and superseded by the Transition Services Agreement. The Transition Services Agreement is expected to remain in place through June 2023, with the possibility to be extended until December 31, 2023.

Triparty Agreement

On August 29, 2019, Bakkt Trust entered the Triparty Agreement with ICE Futures U.S., Inc. (“IFUS”) and ICE Clear US, Inc. (“ICUS”), which the parties amended on September 11, 2019, December 5, 2019, July 14, 2020 and February 3, 2021. Pursuant to the Triparty Agreement, IFUS provides services related to the listing for trading one or more digital currency futures and/or options contracts, ICUS provides clearing and related services for such contracts and Bakkt Trust provides certain custody, settlement and ancillary services relating to digital currencies.

Pursuant to the Triparty Agreement, all revenues of IFUS and ICUS with respect to the trading and clearing of digital currency contracts, after deduction of any applicable rebates and liquidity payments, are remitted to us.

Opco entered into the Singapore Triparty Agreement with ICE Futures Singapore (“IFS”) and ICE Clear Singapore (“ICS”) on March 11, 2020, in connection with certain bitcoin cash-settled futures contract traded on IFS. Pursuant to the Singapore Triparty Agreement, IFS provides services related to the listing for trading one or more cash-settled digital currency futures and/or options contracts (“digital currency contracts”), ICS provides clearing and related services for such contracts, and Opco licenses certain trademarks and information and provides certain ancillary services relating to digital currencies. Pursuant to the Singapore Triparty Agreement, 35% of the revenues of IFS and ICS with respect to the trading and clearing of digital currency contracts, after deduction of any applicable rebates and liquidity payments, are remitted to us. To date, no revenues have been generated under the Singapore Triparty Agreement.

Insider Letter Agreement

Simultaneously with the execution of the Merger Agreement, Opco became a party to the Inside Letter Agreement, as described in more detail in “—Company Related Person Transactions—Insider Letter Agreement.”

Transactions Related to the Business Combination

Opco LLC Agreement

At the Closing, the existing second amended and restated limited liability company agreement of Opco was amended and restated in its entirety in accordance with its terms, and the Opco LLC Agreement was adopted. The Company, as the managing member of Opco, has the sole vote on matters that require a vote of members under the Opco LLC Agreement or applicable law, except that holders constituting the Required Interest have certain consent rights. “Required Interest” means one or more members (excluding the managing member) holding a majority of the common units of Opco (“Opco Common Units”) then owned by all of the members, excluding the Opco Common Units held by the managing member or any members controlled by the managing member (unless no person other than the managing member holds Opco Common Units, then the Required Interest will be the managing member). For example, the managing member may not, without the prior written consent of a Required Interest, engage in any transaction that results in the direct or indirect transfer of all or any portion of the managing member’s interest in Opco in connection with (a) a merger, consolidation or other combination involving the managing member, on the one hand, and any other person, on the other, or (b) a sale, lease, exchange or other transfer of all or substantially all of the assets of the managing member not in the ordinary course of its business, whether in a single transaction or a series of related transactions, or (c) a direct or indirect transfer of all or substantially all of the managing member’s interest in Opco, subject to certain exceptions.

We, as managing member of Opco, may, in our sole discretion, authorize distributions to the Opco members. All such distributions must be made pro rata in accordance with each member’s interest in Opco, which is based on the number of Opco Common Units held by a member bears to the total number of Opco Common Units owned by all of the members.

The Opco LLC Agreement provides for tax-related cash distributions to the holders of Opco Common Units (“tax distributions”). Generally, tax distributions will be the pro rata distribution amount necessary to permit the Company to receive an aggregate annual tax distribution that is not less than the sum of (a) our U.S. federal, state, local and non-U.S. income tax liabilities plus (b) the amount necessary to satisfy our payment obligations pursuant to the Tax Receivable Agreement (as defined below).

Registration Rights Agreement

Concurrently with the Closing, we entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Sponsor, the Opco equity holders (“Opco Equity Holders”) and certain other parties named therein. Pursuant to the Registration Rights Agreement, we are obligated to file a registration statement covering the resale of registrable securities held by the Opco Equity Holders as soon as practicable after the Closing, but in any event within 30 days after the Closing, such that the holders of such registrable securities may from time to time sell such securities. We have provided the holders of registrable securities under the Registration Rights Agreement with certain underwritten offering demand rights, provided that the demanding holders in the aggregate hold at least $50.0 million of registrable securities. The holders of registrable securities will have certain rights to require us to register the resale of registrable securities on Form S-3, if available for use by us. The holders of registrable securities will be entitled to certain customary “piggyback” registration rights on all registration statements of ours.

Under the Registration Rights Agreement, we agreed to indemnify the holders of registrable securities and certain third parties against any losses or damages resulting from any untrue statement or omission of a material fact in any registration statement or prospectus pursuant to which they sell shares of the Company. Holders of registrable securities agreed to indemnify us and our officers and directors and controlling persons against all losses caused by their misstatements or omissions in any such registration statement or prospectus.

Stockholders Agreement

At the Closing, we, the Sponsor and the Opco Equity Holders entered into a Stockholders Agreement (the “Stockholders Agreement”), pursuant to which such parties caused the initial Board to be comprised of eight directors, (i) one of whom was designated by the Sponsor, (ii) one of whom was designated by Opco and (iii) the remainder of whom were jointly designated by the Sponsor and Opco, and a majority of whom qualified as “independent directors” under NYSE listing rules, with the directors being divided into three (3) classes, with each class serving for staggered three (3)-year terms.

Furthermore, if prior to the second annual meeting of our stockholders following the Closing at which directors are elected, a vacancy is created at any time by the death, retirement, removal or resignation of either the director appointed by Opco or the director appointed by the Sponsor, any individual nominated by or at the direction of the Board or any duly-authorized committee thereof to fill such vacancy shall be filled as soon as possible by, (i) in the case of a vacancy created by the death, retirement, removal or resignation of director appointed by the Sponsor, a designee of the Sponsor if the Sponsor holds then-issued and outstanding shares of common stock representing at least fifty percent (50%) of the shares of common stock held by Sponsor as of the Closing (subject to adjustment for any applicable stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation or similar transaction) at such time, or (ii) in the case of a vacancy created by the death, retirement, removal or resignation of the director appointed by Opco, a designee of Intercontinental Exchange Holdings, Inc. (“ICEH”), if ICEH holds at least five percent (5%) of the then-issued and outstanding shares of Class A common stock at such time.

Additionally, pursuant to the Stockholders Agreement, other than for certain permitted transfers, the parties generally agreed that: (a) each of the Opco Equity Holders, severally and not jointly, shall not transfer, or make a public announcement of any intention to transfer, any of our equity securities and Opco’s equity securities, in each case, during the period commencing on the Closing and continuing until after April 15, 2022 (provided that any PIPE Shares purchased by an Opco Equity Holder are not subject to such restrictions) and (b) the Sponsor may not transfer, or make a public announcement of any intention to transfer, any equity securities of ours during the Founder Shares Lock-Up Period.

The Opco Equity Holders and the Company also agreed, among other things, that the arrangements under the Stockholders Agreement are not intended to constitute the formation of a “group” as defined in Section 13(d)(3) of the Exchange Act.

Voting Agreement

At the Closing, we entered into a Voting Agreement (the “Voting Agreement”) with ICEH, pursuant to which ICEH agreed, subject to certain exceptions, to irrevocably appoint a proxy, designated by the Board, to vote the number of its shares of Common Stock that exceeds 30% of the shares entitled to vote on such matter in the same percentages for and against such matter as votes were cast for and against such matter by all other stockholders of ours.

The Voting Agreement will terminate if the voting power represented by the shares of Class A common stock and shares of Class V Common Stock beneficially owned by ICEH and its affiliates falls below 50% of the total voting power of the Common Stock issued and outstanding and entitled to vote at any time.

Exchange Agreement

At Closing, we, Opco and certain Opco Equity Holders entered into an Exchange Agreement, which provides for the exchange of Opco Common Units and a corresponding number of shares of Class V Common Stock into shares of Class A common stock or an amount in cash equal to the value of the shares.

Pursuant to the terms of the Exchange Agreement, the Opco Equity Holders may, after the six-month anniversary of the Closing, at any time and from time to time, but no more than once per calendar month without our or Opco’s prior written consent, exchange all or any portion of their vested Opco Common Units (along with the cancelation of the paired shares of Class V Common Stock) for the same number of shares of Class A common stock, provided that no holder of Opco Common Units may exchange less than 25,000 Opco Common Units in any single exchange unless such Opco Equity Holder is exchanging all of his, her or its Opco Common Units. We may, in lieu of delivering shares of Class A common stock for any Opco Common Units surrendered for exchange, pay an amount in cash per Opco Common Units equal to the volume weighted average price per share of Class A common stock over the five consecutive full trading days ending on and including the last full trading day immediately prior to the date of the receipt of the written notice of the exchange. The initial exchange rate will be one Opco Common Unit and the cancellation of one share of Class V Common Stock for one share of Class A common stock.

Tax Receivable Agreement

At the Closing, we, and certain Opco Equity Holders entered into a Tax Receivable Agreement (the “Tax Receivable Agreement”). Pursuant to the Tax Receivable Agreement, among other things, Opco Equity Holders may, subject to certain conditions, from and after April 15, 2022, exchange the Opco Common Units held by them (along with a corresponding number of shares of Class V Common Stock), for Class A common stock on a one-for-one basis, subject to the terms of the Exchange Agreement, including our right to elect to deliver cash in lieu of Class A common stock and, in certain cases, adjustments as set forth therein. Opco will have in effect an election under Section 754 of the Code for each taxable year in which an exchange of Opco Common Units for Class A common stock (or cash) occurs.

The exchanges are expected to result in increases in the tax basis of the tangible and intangible assets of Opco. These increases in tax basis may reduce the amount of tax that we would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.

The Tax Receivable Agreement provides for the payment by us to exchanging Opco Equity Holders of 85% of certain net income tax benefits, if any, that we realize (or in certain cases are deemed to realize) as a result of these increases in tax basis and certain other tax attributes of Opco and tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. This payment obligation is an obligation of ours and not of Opco. For purposes of the Tax Receivable Agreement, the cash tax savings in income tax will be computed by comparing the actual income tax liability of ours (calculated with certain assumptions) to the amount of such taxes that we would have been required to pay had there been no increase (or decrease) to the tax basis of the assets of Opco as a result of Opco having an election in effect under Section 754 of the Code for each taxable year in which an exchange of Opco Common Units for Class A common stock occurs and had we not entered into the Tax Receivable Agreement. Such increase or decrease will be calculated under the Tax Receivable Agreement without regard to any transfers of Opco Common Units or distributions with respect to such Opco Common Units before the exchange under the Exchange Agreement to which Section 743(b) or 734(b) of the Code applies.

Cooperation Agreement

At the Closing, we and ICE entered into a cooperation agreement, which contains certain cooperation, information sharing and related provisions that facilitate compliance by ICE and its affiliates with its accounting, financial reporting, public disclosure and similar requirements insofar as they relate ICE’s ownership interest in us and Opco.

Policies and Procedures for Related Person Transactions

We have adopted a formal written policy providing that our officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of its capital stock, any member of the immediate family of any of the foregoing persons and any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest, are not permitted to enter into a related party transaction with us without the approval of our audit committee, subject to the exceptions described below.

A related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy.

Under the policy, we collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder, to enable it to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under its code of conduct and ethics, employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our audit committee, or other independent body of the Board, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, its best interests and those of its stockholders, as its audit committee, or other independent body of the Board, determines in the good faith exercise of its discretion.

Our audit committee has determined that certain transactions will not require their approval, including certain employment arrangements of officers, director compensation, transactions with another company at which a related party’s only relationship is as a director, non-executive employee or beneficial owner of less than 10% of that company’s outstanding capital stock, transactions where a related party’s interest arises solely from the ownership of our securities and all holders of our securities received the same benefit on a pro rata basis and transactions available to all employees generally.

Other Matters

Stockholder Proposals or Director Nominations for 2023 Annual Meeting

If a stockholder would like us to consider including a proposal in our proxy statement for our 2023 annual meeting pursuant to Rule 14a-8 of the Exchange Act, then the proposal must be received by our corporate secretary at our principal executive offices on or before March 17, 2023. In addition, stockholder proposals must comply with the requirements of Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Proposals should be addressed to:

Bakkt Holdings, Inc.

Attention: Corporate Secretary

10000 Avalon Boulevard, Suite 1000

Alpharetta, Georgia 30009

Our bylaws also establish an advance notice procedure for stockholders who wish to present a proposal or nominate a director at an annual meeting, but do not seek to include the proposal or director nominee in our proxy statement. In order to be properly brought before our 2023 annual meeting, the stockholder must provide timely written notice to our corporate secretary, at our principal executive offices, and any such proposal or nomination must constitute a proper matter for stockholder action. The written notice must contain the information specified in our bylaws. To be timely, a stockholder’s written notice must be received by our corporate secretary at our principal executive offices:

•	no earlier than February 15, 2023, and

•	no later than March 17, 2023.

In the event that we hold our 2023 annual meeting more than 30 days before, or more than 70 days following, the one-year anniversary of this year’s annual meeting, then such written notice must be received by our corporate secretary at our principal executive offices:

•	no earlier than the 120th day prior to the day of our 2023 annual meeting, and

•	no later than the later of (x) the 90th day before the meeting or (y) the 10th day following the day on which public announcement of the date of the annual meeting is first made by us.

If a stockholder who has notified us of his, her or its intention to present a proposal at an annual meeting of stockholders does not appear to present his, her or its proposal at such annual meeting, then we are not required to present the proposal for a vote at such annual meeting.

Availability of Bylaws

A copy of our bylaws may be obtained by accessing our filings on the SEC’s website at www.sec.gov. You may also contact our corporate secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

2021 Annual Report

Our financial statements for our fiscal year ended December 31, 2021 are included in our annual report, which we will make available to stockholders at the same time as this proxy statement. Our proxy materials and our annual report are available at www.astproxyportal.com/ast/26751.

You may also obtain a copy of our annual report, free of charge, by sending a written request to Bakkt Holdings, Inc., 10000 Avalon Boulevard, Suite 1000, Alpharetta, Georgia 30009, Attention: Investor Relations.

Information contained on, or that can be accessed through, our website is not intended to be incorporated by reference into this proxy statement, and references to our website address in this proxy statement are inactive textual references only.

Other Business

The Board does not know of any other matters to be presented at the annual meeting. If any additional matters are properly presented at the annual meeting, the persons named in the proxy will have discretion to vote the shares of our common stock they represent in accordance with their own judgment on such matters.

It is important that your shares be represented at the annual meeting, regardless of the number of shares that you hold. Therefore, we urge you to vote as promptly as possible to ensure your vote is recorded.

The Board of Directors of Bakkt Holdings, Inc.

Alpharetta, Georgia

April 28, 2022

ANNUAL MEETING OF STOCKHOLDERS OF BAKKT HOLDINGS, INC. June 14, 2022 PROXY VOTING INSTRUCTIONS INTERNET- Access “www.voteproxy.com” and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page. TELEPHONE- Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call. Vote online/phone until 11 :59 PM EST the day before the meeting. MAIL—Sign, date and mail your proxy card in the envelope provided as soon as possible. IN PERSON—You may vote your shares in person by attending the Annual Meeting. GO GREEN—e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access. COMPANY NUMBER ACCOUNT NUMBER NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS: The Notice of Meeting, Annual Report, proxy statement and proxy card are available at http://www.astproxyportal.com/ast/26751 Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet. 20303ooooooooooo1ooo 1 061422 PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE The Board of Directors recommends you vote FOR the following: 1. Class I Director Nominees FOR ALL NOMINEES WITHHOLD AUTHORITY FOR ALL NOMINEES FOR All EXCEPT (See instructions below) NOMINEES: 0 Michelle J. Goldberg 0 Gavin Michael 0 Jill Simeone INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: e The Board of Directors recommends you vote FOR the following proposal: 2. To ratify the appointment of Ernst & Young LLP as Bakkt Holdings, Inc.’s independent registered public accounting firm for the year ending December 31, 2022. FOR AGAINST ABSTAIN In their discretion, the proxies are authorized to vote upon such other business as may properly came before the Annual Meeting. This proxy when properly executed will be voted as directed herein by the undersigned stockholder. If no direction is made, this proxy will be voted FOR ALL NOMINEES in Proposal 1 and FOR Proposal 2. To change the address on your account. please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. MARK “X” H ERE IF YOU PLAN TO ATTEN D THE MEETING. Signature of Stockholder Date: Note: Please sign exactly as your name or names appear on this Proxy When shares are held jointly, each holder should sign. When signing as executor; administrator, attomey, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

0 BAKKT HOLDINGS, INC. Proxy for Annual Meeting of Stockholders on June 14, 2022 Solicited on Behalf of the Board of Directors The undersigned hereby appoints Gavin Michael, Marc D’Annunz io and Andrew LaBenne , and each of them, with full power of substitution and power to act alone, as proxies to vote all the shares of Class A Common Stock and/or Class V Common Stock that the undersigned would be entitled to vote if personally present and acting at the Annual Meeting of Stockholders of BAKKT HOLDINGS, IN C., to be held June 14, 2022 at The Whitley Atlanta Buckhead, 3434 Peachtree Road NE, Atlanta , GA 30326 , and at any adjournments or postponements thereof, as follows: (Continued and to be signed on the reverse side) 1-1 14475